

100 NE Adams Street
Peoria, Illinois 61629

May 2, 2013

Dear Fellow Stockholders:

I am pleased to invite you to attend Caterpillar's Annual Meeting of Stockholders on June 12, 2013. The meeting will be held at the Proximity Hotel, 704 Green Valley Road, Greensboro, NC 27408 beginning at 8:00 a.m. We hope that you will attend the meeting, but whether or not you are planning to attend, we encourage you to vote your shares. As always, every stockholder's vote is important.

This booklet includes a formal notice of the meeting and the proxy statement which, among other things, provides information on Caterpillar's corporate governance, executive compensation programs and the matters to be voted on at the meeting. The booklet also contains information about our business and 2012 financial performance. Our company had a strong year and I encourage you to review the financial information contained in Appendix A.

If you wish to attend the meeting, you will need to request an admission ticket in advance. Procedures for requesting an admission ticket are described on page 57.

I thank you for your commitment to Caterpillar and urge you to vote your shares.

Sincerely yours,

Douglas R. Oberhelman
Chairman and Chief Executive Officer



100 NE Adams Street
Peoria, Illinois 61629

Notice of Annual Meeting of Stockholders
of Caterpillar Inc.

Date: June 12, 2013
Time: 8:00 a.m.
Place: Proximity Hotel, 704 Green Valley Road, Greensboro, NC 27408

The items of business are:

- Elect as Directors the fifteen nominees identified in the proxy statement, each for a term of one year.

- Ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2013.

- Approve, on a non-binding advisory basis, executive compensation.

- Vote on six stockholder proposals described in the proxy statement, if properly presented at the meeting.

- Conduct any other business properly brought before the meeting or any adjournment or postponement of the meeting.

We initiated delivery of the proxy materials to stockholders on or about May 2, 2013. Stockholders at the close of business on April 15, 2013 will be entitled to notice of and to vote at the annual meeting and any adjournment or postponement. A list of registered stockholders is available at the Company's headquarters in Peoria, Illinois.

By order of the Board of Directors

Christopher M. Reitz
Corporate Secretary
May 2, 2013

If you wish to attend the meeting, you will need to request an admission ticket in advance. Procedures for requesting an admission ticket are described on page 57.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on June 12, 2013: This Notice of Annual Meeting and Proxy Statement and the 2012 General and Financial Information are available at www.eproxyaccess.com/cat2013.

Table of Contents

PART THREE — Proposals to be Voted on at the 2013 Annual Meeting

PART FOUR — Other Important Information

SUMMARY INFORMATION

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider. You should read the complete proxy statement and appendix before voting.

2012 Business Highlights

Record Financial Results. Sales and revenues and profit per share were all time records and stockholders' equity increased by $4.65 billion.

Dividend Increase. The Board of Directors increased the quarterly dividend to $0.52 per share.

Building for the Future. We made capital investments of $3.4 billion in our business and reduced our Machinery and Power Systems debt-to-capital ratio from 42.7 percent to 37.4 percent.

Compensation Highlights

The Company's strong performance is reflected in the compensation our executive officers earned in 2012, as described in the Compensation Discussion and Analysis in this proxy statement. The table below includes some, but not all, of the information included in the 2012 Summary Compensation Table.

Name and Principal Position	Salary	Long and Short-Term Incentives	Stock and Stock Option Awards	Total of All Columns
Douglas R. Oberhelman, Chairman & CEO	$1,562,508	$5,049,988	$10,780,000	$17,392,496
Richard P. Lavin, Group President	$ 816,210	$1,626,271	$ 4,418,497	$ 6,860,978
Stuart L. Levenick, Group President	$ 865,182	$1,849,220	$ 2,418,496	$ 5,132,898
Edward J. Rapp, Group President & CFO	$ 827,757	$1,961,748	$ 2,628,738	$ 5,418,243
Gerard R. Vittecoq, Group President	$1,145,790	$3,111,768	$ 2,628,738	$ 6,886,296
Steven H. Wunning, Group President	$ 881,496	$2,120,882	$ 2,628,738	$ 5,631,116

Stockholder Actions

Company Proposals	Board Recommendation
Election of Directors	FOR each Nominee
Ratification of our Independent Registered Public Accounting Firm	FOR
Advisory Vote on Executive Compensation	FOR
Stockholder Proposals	
Director Election Majority Vote Standard	AGAINST
Stockholder Action by Written Consent	AGAINST
Executive Stock Retention	AGAINST
Sustainability Measure in Executive Compensation	AGAINST
Review of Global Corporate Standards	AGAINST
Sales to Sudan	AGAINST

Election of Directors (Proposal 1)

You will find important information in **Proposal 1** about the qualifications and experience of each of the director nominees that you are being asked to elect. The Governance Committee performs an annual assessment to see that our directors have the skills and experience to effectively oversee the Company. All of our directors have proven leadership, sound judgment, integrity and a commitment to the success of our Company.

Nominee	Age	Director Since	Principal Occupation	Committees
David L. Calhoun	56	2011	CEO and Director of Nielsen Holdings N.V.	Compensation
Daniel M. Dickinson	51	2006	Managing Partner of HCI Equity Partners	Audit
Juan Gallardo	65	1998	Chairman of Grupo Embotelladoras Unidas S.A.B. de C.V.	Governance
David R. Goode	72	1993	Former Chairman, President and CEO of Norfolk Southern Corporation	Compensation
Jesse J. Greene, Jr.	68	2011	Instructor at Columbia Business School and former Vice President of Financial Management and Chief Financial Risk Officer of International Business Machines Corporation	Public Policy
Jon M. Huntsman, Jr.	53	2012	Former United States Ambassador to China and former Governor of Utah	Public Policy
Peter A. Magowan	71	1993	Former President and Managing General Partner of the San Francisco Giants and former Chairman and CEO of Safeway Inc.	Governance
Dennis A. Muilenburg	49	2011	Executive Vice President of The Boeing Company and President and CEO of Boeing Defense, Space & Security	Audit
Douglas R. Oberhelman	60	2010	Chairman and CEO of Caterpillar Inc.	N/A
William A. Osborn	65	2000	Former Chairman and CEO of Northern Trust Corporation and The Northern Trust Company	Audit
Charles D. Powell	71	2001	Former Chairman of Capital Generation Partners and Chairman of LVMH Services Limited and Magna Holdings	Public Policy
Edward B. Rust, Jr.	62	2003	Chairman, CEO and President of State Farm Mutual Automobile Insurance Company	Governance
Susan C. Schwab	58	2009	Professor at the University of Maryland School of Public Policy and a Strategic Advisor for Mayer Brown LLP; former United States Trade Representative	Public Policy
Joshua I. Smith	72	1993	Chairman and Managing Partner of the Coaching Group, LLC	Compensation
Miles D. White	58	2011	Chairman and CEO of Abbott Laboratories	Compensation

Ratification of our Independent Registered Public Accounting Firm (Proposal 2)

As a matter of good corporate governance, we are asking our stockholders to ratify the selection of PricewaterhouseCoopers as our independent registered public accounting firm for 2013. Set forth below is a summary of their fees for services provided in 2012 and 2011.

	(in millions)	
	2012	**2011**
Audit and Audit Related Fees	$ 34.7	$ 33.2
Tax Fees and Other	3.4	6.6
TOTAL	**$ 38.1**	**$ 39.8**

Advisory Vote on Executive Compensation (Proposal 3)

Our stockholders have the opportunity to cast a non-binding, advisory vote on our executive compensation program. Last year stockholders overwhelmingly supported our compensation program. In evaluating this proposal, we recommend that you review our Compensation Discussion and Analysis, which explains how and why the Compensation Committee of our Board arrived at its executive compensation actions and decisions for 2012.

Stockholder Proposals (Proposals 4–9)

You will be asked to consider six stockholder proposals involving (1) majority voting for election of directors; (2) stockholder action by written consent; (3) executive stock retention; (4) sustainability measure in executive compensation; (5) review of global corporate standards; and (6) sales to Sudan.

PART ONE — Information about E-proxy, Meeting Attendance and Voting Matters

Internet Availability of Proxy Materials

As permitted by rules of the Securities and Exchange Commission (SEC), Caterpillar Inc. (Caterpillar, the Company, we or us) is providing, in most cases, the proxy materials for our 2013 annual meeting of stockholders (Annual Meeting) electronically through the Internet or e-mail. On or about May 2, 2013, we initiated delivery of proxy materials to our stockholders as of the close of business on April 15, 2013 in one of three ways: 1) a notice in the mail containing instructions on how to access proxy materials through the Internet (Internet Notice), 2) a paper copy of the proxy materials in the mail or 3) an e-mail distribution of the proxy materials. If you received an Internet Notice, you will not receive a paper copy of the proxy materials in the mail. Instead, the Internet Notice provides instructions on how to access the proxy materials and vote online or by telephone. If you received an Internet Notice and would like to receive a paper copy of the proxy materials or elect to receive the proxy materials via e-mail in the future, please follow the instructions included in the Internet Notice. If you received a paper copy of the proxy materials and would like to register to receive an Internet Notice or an e-mail regarding availability of proxy materials in the future, you can do so by any of the following methods:

- **Internet** — Go to www.eproxyaccess.com/cat2013 and follow the registration instructions.
- **Telephone** — From within the United States or Canada, call us free of charge at 1-888-216-1280. From locations outside the United States or Canada, please call +1-215-521-1341.
- **E-mail** — Send us an e-mail at cat@eproxyaccess.com. Include the control number from your paper copy as the subject line and indicate whether you wish to receive an Internet Notice or e-mail copy of the proxy materials and whether your request is for this meeting only or for all future meetings.

Frequently Asked Questions Regarding Meeting Attendance and Voting

Q: Why am I receiving these proxy materials?

A: You have received these proxy materials because you are a Caterpillar stockholder and Caterpillar's Board of Directors is soliciting your authority or proxy to vote your shares at the Annual Meeting. This proxy statement includes information that we are required to provide to you under SEC rules and is designed to assist you in voting your shares.

Q: Why didn't I receive an "annual report" or "sustainability report" with my proxy materials?

A: Our 2012 "Year in Review" and 2012 "Sustainability Report" are available online at www.caterpillar.com/investor. The online, interactive format of the reports furthers our efforts to lower costs and reduce the environmental impact of our communications. As required by SEC rules, complete financial statements, financial statement notes and management's discussion and analysis for 2012 are included with the proxy statement distributed to stockholders.

Q: How do I obtain an admission ticket to attend the Annual Meeting?

A: Anyone wishing to attend the Annual Meeting must have an admission ticket issued in his or her name. Admission is limited to:

- Stockholders on April 15, 2013, together with one immediate family member;
- An authorized proxy holder of a stockholder on April 15, 2013; or
- An authorized representative of a registered stockholder who has been designated to present a stockholder proposal.

You must provide evidence of your ownership of shares with your ticket request and follow the requirements for obtaining an admission ticket specified in the "Admission and Ticket Request Procedure" on page 57. Accredited members of the media and analysts are also permitted to attend the Annual Meeting by following the directions provided in the "Admission and Ticket Request Procedure" on page 57.

Q: What is the difference between a registered stockholder and a street name holder?

A: A registered stockholder is a stockholder whose ownership of Caterpillar common stock is reflected directly on the books and records of our transfer agent, Computershare Shareowner Services LLC. If you hold stock through a bank, broker or other intermediary, you hold your shares in "street name" and are not a registered stockholder. For shares held in street name, the registered stockholder is a bank, broker or other intermediary. Caterpillar only has access to ownership records for the registered stockholders.

Q: When was the record date and who is entitled to vote?

A: The Board set April 15, 2013 as the record date for the Annual Meeting. Registered and street name holders of Caterpillar common stock on that date are entitled to one vote per share. As of April 15, 2013, there were approximately 657,700,000 shares of Caterpillar common stock outstanding.

A list of all registered stockholders as of the record date will be available for examination by stockholders during normal business hours at 100 NE Adams Street, Peoria, Illinois 61629 at least ten days prior to the Annual Meeting and will also be available for examination at the Annual Meeting.

Q: How do I vote?

A: You may vote by any of the following methods:

- **In person** — Registered stockholders and stockholders with shares held in street name that obtain an admission ticket and attend the Annual Meeting will receive a ballot for voting. If you hold shares in street name, you must also obtain a legal proxy from your broker to vote in person and submit the proxy along with your ballot at the meeting.

- **By mail** — Signing and returning the proxy and/or voting instruction card provided.

- **By phone or via the Internet** — Following the instructions on your Internet Notice, proxy and/or voting instruction card or e-mail notice.

If you vote by phone or the Internet, please have your Internet Notice, proxy and/or voting instruction card or e-mail notice available. The control number appearing on your Internet Notice, proxy and/or voting instruction card or e-mail notice is necessary to process your vote. A phone or Internet vote authorizes the named proxies in the same manner as if you marked, signed and returned the card by mail.

Q: How do I vote my 401(k) or savings plan shares?

A: If you participate in a 401(k) or savings plan sponsored by Caterpillar or one of its subsidiaries that includes a Caterpillar stock investment fund, you may give voting instructions to the plan trustee with respect to the shares of Caterpillar common stock in that fund that are associated with your plan account. The plan trustee will follow your voting instructions unless it determines that to do so would be contrary to law. If you do not provide voting instructions, the plan trustee will act in accordance with the employee benefit plan documents. In general, the plan documents specify that the trustee will vote the shares for which it does not receive instructions in the same proportion that it votes shares for which it received timely instructions, unless it determines that to do so would be contrary to law.

You may revoke previously given voting instructions by following the instructions provided by the trustee.

Q: How are shares in the Caterpillar pension plan voted?

A: The Caterpillar Inc. Master Retirement Trust owns shares of Caterpillar stock for the benefit of certain defined benefit pension plans sponsored by the Company or its subsidiaries. The Northern Trust Company acts as trustee and votes the shares held by the trust at its discretion. In exercising this discretion, Northern Trust acts in a fiduciary capacity for the exclusive benefit of the participants in the pension plans. To the extent that an investment manager retained to invest assets of the trust holds Caterpillar stock in its portfolio, the investment manager, in its discretion, will direct the trustee to vote the shares held in the portfolio. In exercising this discretion, the investment manager acts in a fiduciary capacity for the exclusive benefit of the participants in the pension plans.

Q: What are "broker non-votes" and why is it important that I submit my voting instructions for shares I hold in street name?

A: Under the rules of the New York Stock Exchange (NYSE), if a broker or other financial institution holds your shares in its name and you do not provide your voting instructions to them, that firm's discretion to vote your shares for you is very limited. For this Annual Meeting, in the absence of your voting instructions, your broker only has discretion to vote on Proposal 2, the ratification of the appointment of our independent registered public accounting firm. It does not have discretion to vote your shares for any of the other proposals expected to be presented at the Annual Meeting. If you do not provide voting instructions and your broker elects to vote your shares on Proposal 2, the missing votes for each of the other proposals are considered "broker non-votes."

Whether or not you plan to attend the Annual Meeting, we encourage you to vote your shares promptly.

Q: How can I authorize someone else to attend the Annual Meeting or vote for me?

A: Registered stockholders can authorize someone other than the individual(s) named on the proxy and/or voting instruction card to attend the meeting or vote on their behalf by crossing out the individual(s) named on the card and inserting the name of the individual being authorized or by providing a written authorization to the individual being authorized.

Street name holders can authorize someone other than the individual(s) named on the legal proxy obtained from their broker to attend the meeting or vote on their behalf by providing a written authorization to the individual being authorized along with the legal proxy.

To obtain an admission ticket for an authorized proxy representative, see the requirements specified in the "Admission and Ticket Request Procedure" on page 57.

Q: How can I change or revoke my vote?

A: *Registered stockholders:* You may change or revoke your vote by submitting a written notice of revocation to Caterpillar Inc. c/o Corporate Secretary at 100 NE Adams Street, Peoria, Illinois 61629 before the proxies vote your shares at the meeting or by attending the meeting and voting in person. For all methods of voting, the last vote cast will supersede all previous votes.

Holders in street name: You may change or revoke your voting instructions by following the specific directions provided to you by your bank or broker.

Q: Is my vote confidential?

A: Yes. Proxy cards, ballots, Internet and telephone votes that identify stockholders are kept confidential. There are exceptions for contested proxy solicitations or when necessary to meet legal requirements. Innisfree M&A Incorporated, the independent proxy tabulator used by Caterpillar, counts the votes and acts as the inspector of election for the Annual Meeting.

Q: What is the quorum for the Annual Meeting?

A: A quorum of stockholders is necessary to hold a valid meeting. Holders of at least one-third of all Caterpillar common stock must be present in person or by proxy at the Annual Meeting to constitute a quorum. Abstentions and broker non-votes are counted as present for establishing a quorum.

Q: What vote is necessary for action to be taken on proposals?

A: Directors are elected by a plurality vote of the shares present in person or by proxy and entitled to vote, meaning that director nominees with the most affirmative votes are elected to fill the available seats.

All other actions presented for a vote of the stockholders at the Annual Meeting require an affirmative vote of the majority of shares present in person or by proxy and entitled to vote.

Abstentions will have no effect on director elections. Abstentions will have the effect of a vote against all other proposals. Broker non-votes will not have an effect on any of the proposals presented for your vote.

Votes submitted by mail, telephone or Internet will be voted by the individuals named on the card (or the individual properly authorized) in the manner indicated. If you do not specify how you want your shares voted, they will be voted in accordance with the Board's recommendations. If you hold shares in more than one account, you must vote each proxy and/or voting instruction card you receive to ensure that all shares you own are voted.

Q: What does it mean if I receive more than one proxy card?

A: Whenever possible, registered shares and plan shares for multiple accounts with the same registration will be combined into the same proxy card. Shares with different registrations cannot be combined and as a result, you may receive more than one proxy card. For example, shares held in your individual account will not be combined on the same proxy card as shares held in a joint account with your spouse.

Street shares are not combined with registered or plan shares and may result in your receipt of more than one proxy card. For example, shares held by a broker for your account will not be combined with shares registered directly in your name.

If you hold shares in more than one form, you must vote separately for each notice, proxy and/or voting instruction card or e-mail notification you receive that has a unique control number to ensure that all shares you own are voted.

If you receive more than one proxy card for accounts that you believe could be combined because the registration is the same, contact our transfer agent (for registered shares) or your broker (for street shares) to request that the accounts be combined for future mailings.

Q: Who pays for the solicitation of proxies?

A: Caterpillar pays the cost of soliciting proxies on behalf of the Board. This solicitation is being made by mail and through the Internet, but also may be made by telephone or in person. We have hired Innisfree to assist in the solicitation. We will pay Innisfree a fee of $15,000 for these services, and will reimburse their out-of-pocket expenses. We will reimburse brokerage firms and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for sending proxy materials to stockholders and obtaining their votes. Proxies also may be solicited on behalf of the Board by directors, officers or employees of Caterpillar by telephone or in person, or by mail or through the Internet. No additional compensation will be paid to such directors, officers, or employees for soliciting proxies.

Q: Where can I find voting results of the Annual Meeting?

A: We will announce preliminary voting results at the Annual Meeting and publish the results in a Form 8-K filed with the SEC within four business days after the Annual Meeting.

Q: Are there any matters to be voted on at the Annual Meeting that are not included in this proxy statement?

A: We do not know of any matters to be voted on by stockholders at the meeting other than those discussed in this proxy statement. If any other matter is properly presented at the Annual Meeting, proxy holders will vote on the matter in their discretion.

PART TWO — Corporate Governance Information

Corporate Governance Guidelines

Our Board has adopted Guidelines on Corporate Governance Issues (Corporate Governance Guidelines), which are available on our website at www.caterpillar.com/governance. The Corporate Governance Guidelines reflect the Board's commitment to oversee the effectiveness of policy and decision-making both at the Board and management level, with a view to enhancing stockholder value over the long term.

Sustainability

We seek to provide work environments, products, services and solutions that make efficient use of the world's natural resources and reduce unnecessary impacts on people, the environment and the economy. For example, we are building engines with lower emissions, recycling 90 percent of our factory waste and working towards operational goals to reduce greenhouse gas emissions by 25 percent, increase energy efficiency by 25 percent, use alternative and renewable energy sources for 20 percent of our energy needs and hold water consumption constant.

Succession Planning

The Board is actively engaged and involved in talent management. This includes a detailed review of the Company's global leadership and succession plans with a focus on key positions at the senior officer level.

In addition, the committees of the Board regularly discuss the talent pipeline for specific critical roles. High potential leaders are given exposure and visibility to Board members through formal presentations and informal events. More broadly, the Board is regularly updated on key talent indicators for the overall workforce, including diversity, recruiting and development programs.

Stockholder Rights Plan

We do not have a stockholder rights plan. The Board will obtain stockholder approval prior to adopting a stockholder rights plan unless the Board, in the exercise of its fiduciary duties, determines that, under the circumstances, it would be in the best interests of Caterpillar and our stockholders to adopt a rights plan without prior stockholder approval.

Political Contributions Disclosure

We currently disclose on our website www.caterpillar.com/contributions a description of our oversight process for political contributions and an itemized list of corporate and employee PAC contributions to federal and state political candidates.

Composition of the Board

Our Board consists of 15 directors. Directors are elected at each annual meeting to serve for a one-year term and until their respective successors are duly elected and qualified, subject to their earlier death, resignation or removal. Directors must retire at the end of the year in which they reach the age of 72. If a nominee is unavailable for election, proxy holders will vote for another nominee proposed by the Board or, as an alternative, the Board may reduce the number of directors to be elected at the Annual Meeting. Biographical information and qualifications of our directors are included under Proposal 1 — Election of Directors on page 15.

The Board has determined that, with the exception of our Chairman and Chief Executive Officer, all directors and director candidates are independent as determined under NYSE listing standards and the standards described under "Director Independence Determinations" on page 8.

Related Party Transaction Approval Process

Caterpillar's Board has adopted a written process governing the approval of transactions that are expected to exceed $120,000 in any calendar year and that involve both the Company and any director, executive officer or their immediate family members. Under the process, all such transactions must be approved in advance by the Governance Committee.

Prior to entering into such a transaction, the director or officer must submit the details of the proposed transaction to the Company's chief legal officer, including whether the related person or his or her immediate family member has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10 percent beneficial owner of an entity involved in the transaction). The chief legal officer will then submit the matter to the Governance Committee for its consideration.

Based on information provided by the directors, the executive officers, and the chief legal officer, the Governance Committee determined that there are no related party transactions required to be disclosed in this proxy statement.

Director Independence Determinations

The Company's Corporate Governance Guidelines establish that no more than two non-independent directors may serve on the Board at any point in time. A director is "independent" if he or she has no direct or indirect material relationship with the Company or with senior management of the Company and their respective affiliates. Annually, the Board makes an affirmative determination regarding the independence of each director based upon the recommendation of the Governance Committee and in accordance with the standards in the Company's Corporate Governance Guidelines, which are available on our website at www.caterpillar.com/governance.

Applying these standards, the Board determined that each of the directors met the independence standards except Mr. Oberhelman, who is a current employee of the Company.

Independent Director Meetings

The independent directors generally meet in executive session as part of each regularly scheduled Board meeting, with the Presiding Director serving as Chairman.

Board Leadership Structure

The Board has elected the CEO as the Chairman of the Board of the Company. The Board has further elected the Chairman of the Governance Committee as Presiding Director of the Company. The Presiding Director's duties and responsibilities include: (i) presiding at all meetings of the Board at which the Chairman is not present; (ii) serving as a liaison between the Chairman and the independent directors; (iii) approving information sent to the Board; (iv) approving meeting agendas for the Board; (v) approving meeting schedules to assure that there is sufficient time for discussion of all agenda items; (vi) authority to call meetings of the independent directors; and (vii) if requested by major stockholders, ensuring that he is available for consultation and direct communication.

We believe that this structure is appropriate because it allows one person to speak for and lead the Company and the Board, while also providing for effective oversight by an independent board through an independent Presiding Director. For a company as large as Caterpillar, we believe the CEO is in the best position to focus the independent directors' attention on the issues of greatest importance. In our view, splitting the roles would potentially have the consequence of making our management and governance processes less effective than they are today through a blurring of clear lines of accountability and responsibility, without any clear offsetting benefits.

Board's Role in Risk Oversight

The Board has oversight for risk management with a focus on the most significant risks facing the Company, including strategic, operational, financial and legal compliance risks. The Board's risk oversight process builds upon management's risk assessment and mitigation processes, which include an enterprise risk management program, regular internal management disclosure committee meetings, code of business conduct, quality standards and processes, an ethics and compliance office and comprehensive internal and external audit processes. The Board implements its risk oversight function both as a full Board and through delegation to Board committees, which meet regularly and report back to the full Board. In particular:

- The Audit Committee oversees risks related to the Company's financial statements, the financial reporting process, accounting and legal matters, retirement plans, hedging and information technology. The Audit Committee oversees the internal audit function and the Company's ethics and compliance programs. The Audit Committee members meet separately with the Chief Audit Officer, Chief Ethics and Compliance Officer and the independent auditors.

- The Compensation Committee evaluates the risks and rewards associated with the Company's compensation philosophy and programs.

- The Public Policy Committee oversees environmental risks, the Company's involvement in political and charitable activities, diversity, branding and reputational risks.

- The Governance Committee oversees the succession planning process, conflicts of interest and the corporate governance and leadership structure.

The Board believes that its leadership structure, discussed above, supports the risk oversight function of the Board.

Board Meetings and Committees

In 2012, our Board met six times. Regularly scheduled executive sessions, led by the Presiding Director, were held without management present. In addition to those meetings, directors attended meetings of the Board committees to which they are appointed. Overall attendance for our directors at Board and committee meetings held in 2012 was 99 percent. For Board meetings only, attendance was 98 percent. Each director attended at least 75 percent of the total meetings of the Board and committee on which he or she served. Absent unavoidable conflict, directors are expected to attend the Annual Meeting. All directors attended the 2012 annual meeting of stockholders.

Our Board has four standing committees — **Audit, Compensation, Governance** and **Public Policy**. Each committee's charter is available on our website at www.caterpillar.com/governance. Following is a description of each committee of the Board. Current committee memberships are listed in the "Committee Membership" table on page 11.

The **Audit Committee** assists the Board in fulfilling its oversight responsibilities with respect to the integrity of Caterpillar's financial statements, Caterpillar's compliance with legal and regulatory requirements, the qualifications and independence of Caterpillar's Independent Registered Public Accounting Firm (auditors), the performance of Caterpillar's internal audit function and the auditors, the effectiveness of Caterpillar's internal controls and the implementation and effectiveness of Caterpillar's ethics and compliance program. The Audit Committee performs this function by monitoring Caterpillar's financial reporting process and internal controls and by assessing the audit efforts of the auditors and the internal auditing department. The Audit Committee has ultimate authority and responsibility to appoint, retain, compensate, evaluate and, where appropriate, replace the auditors. The Audit Committee also reviews updates on emerging accounting and auditing issues provided by the auditors and by management to assess their potential impact on Caterpillar. All members of the Audit Committee met the standards for independence set forth in the NYSE listing standards, the rules of the SEC and the financial literacy standards adopted by the Board. Additionally, the Board has determined that each Audit Committee member qualifies as an "audit committee financial expert" as defined under SEC rules. During 2012, the Audit Committee met 11 times and overall attendance was 100 percent.

The **Compensation Committee** assists the Board in fulfilling its responsibilities in connection with the compensation of the Company's directors, officers and employees. It performs this function by establishing and overseeing the Company's compensation programs, recommending to the Board the compensation of directors who are not officers of the Company, administering the Company's equity compensation plans, furnishing an annual Compensation Committee Report on executive compensation and approving the Compensation Discussion and Analysis section in the Company's proxy statement, in accordance with applicable SEC rules and regulations. All members of the Compensation Committee meet the standards for independence set forth in the NYSE listing standards. During 2012, the Compensation Committee met seven times and overall attendance was 100 percent.

The **Governance Committee** assists the Board by making recommendations regarding the size and composition of the Board and the criteria to be used for the selection of candidates to serve on the Board. The Governance Committee discusses and evaluates the qualifications of directors up for re-election and recommends the slate of director candidates to be nominated for election at the Annual Meeting. Stockholders who are interested in nominating a director candidate can do so in accordance with the policy discussed in the "Governance Committee" section on page 14. In addition, the Governance Committee recommends candidates to the Board for election as officers of the Company. The Governance Committee also oversees the Corporate Governance Guidelines and leads the Board in its annual self-evaluation process and shares the results with the Board for discussion and deliberation. All members of the Governance Committee meet the standards for independence set forth in the NYSE listing standards. During 2012, the Governance Committee met six times and overall attendance was 100 percent.

The **Public Policy Committee** assists the Board in its oversight of matters of domestic and international public policy affecting the Company's business, such as trade policy and international trade negotiations and major global legislative and regulatory developments. It also provides oversight in the areas of investor, consumer, community and employee relations, security, policies promoting diversity, sustainable development initiatives and charitable and political contributions. All members of the Public Policy Committee meet the standards for independence set forth in the NYSE listing standards. During 2012, the Public Policy Committee met five times and overall attendance was 100 percent.

Committee Membership				
	Audit	**Compensation**	**Governance**	**Public Policy**
David L. Calhoun		✔		
Daniel M. Dickinson	✔			
Juan Gallardo			✔	
David R. Goode		✔*		
Jesse J. Greene, Jr.				✔
Jon M. Huntsman, Jr.				✔
Peter A. Magowan			✔	
Dennis A. Muilenburg	✔			
William A. Osborn	✔*			
Charles D. Powell				✔*
Edward B. Rust, Jr.			✔*	
Susan C. Schwab				✔
Joshua I. Smith		✔		
Miles D. White		✔		
*Chairman of Committee				

Communication with the Board

You may communicate with any of our directors, our Board as a group, our non-management directors as a group or any Board committee as a group by sending an e-mail to Directors@CAT.com or by mail to Caterpillar Inc. c/o Corporate Secretary at 100 NE Adams Street, Peoria, Illinois 61629. The Board has delegated to the Corporate Secretary, or his designee, responsibility for determining, in his discretion, whether the communication is appropriate for consideration. According to the policy adopted by the Board, the Corporate Secretary is required to direct all communications regarding personal grievances, administrative matters, the conduct of the Company's ordinary business operations, billing issues, product or service related inquiries, order requests and similar issues to the appropriate individual within the Company. All other communications are to be submitted to the Board as a group, to the particular director to whom it is directed or, if appropriate, to the Presiding Director or committee the Corporate Secretary believes to be the most appropriate recipient. If a legitimate business concern is sent, you will receive a written acknowledgement from the Corporate Secretary's office confirming receipt of your communication.

Code of Ethics

Caterpillar's code of ethics is called Our Values in Action (Code of Conduct). Integrity, Excellence, Teamwork and Commitment are the core values identified in the Code of Conduct and are the foundation for Caterpillar's corporate strategy. The Code of Conduct applies to all members of the Board and to management and employees worldwide. It documents the high ethical standards that Caterpillar has upheld since its formation in 1925. The Code of Conduct is available on our website at www.caterpillar.com/code.

The Audit Committee has established a means for employees, suppliers, customers, stockholders and other interested parties to submit confidential and anonymous reports (where permitted by law) of suspected or actual violations of the Code of Conduct, our enterprise policies or applicable laws, including those related to accounting practices, internal controls or auditing matters and procedures; theft or fraud of any amount; insider trading; performance and execution of contracts; conflicts of interest; violation of securities and antitrust laws; and violations of the Foreign Corrupt Practices Act.

Any employee, stockholder or other interested party can submit a report via the following methods:

- Direct Telephone: 309-494-4393 (English only)
- Call Collect Helpline: 770-582-5275 (language translation available)
- Confidential Fax: 309-494-4818
- E-mail: BusinessPractices@CAT.com
- Internet: www.caterpillar.com/obp

Audit Committee Report

The Audit Committee is comprised entirely of independent directors (as defined for members of an audit committee in SEC rules and the NYSE listing standards) and operates under a written charter adopted by the Board, a copy of which is available on our website at www.caterpillar.com/governance. Management is responsible for the Company's internal controls and the financial reporting process. The auditors are responsible for performing an independent audit of the Company's consolidated financial statements and internal controls over financial reporting in accordance with standards established by the Public Company Accounting Oversight Board (PCAOB). The Audit Committee is responsible for monitoring these processes. In this regard, the Audit Committee meets periodically with management, the internal auditors and external auditors. The Audit Committee has the authority to conduct or authorize investigations into any matters within the scope of its responsibilities and the authority to retain outside counsel, experts and other advisors as it determines appropriate to assist it in conducting any investigations. The Audit Committee is responsible for selecting and, if appropriate, replacing the current auditors, PricewaterhouseCoopers LLP.

The Audit Committee has discussed with the Company's auditors the overall scope and execution of the independent audit and has reviewed and discussed the audited financial statements with management. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States. Discussions about the Company's audited financial statements included the auditors' judgments about the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit Committee also discussed with the auditors other matters required by PCAOB auditing standards. Management, the internal auditors and the auditors also made presentations to the Audit Committee throughout the year on specific topics of interest, including the Company's: (i) enterprise risk assessment process; (ii) information technology systems and controls; (iii) income tax strategy and risks; (iv) derivatives policy and usage; (v) benefit plan fund management; (vi) 2012 integrated audit plan; (vii) updates on completion of the audit plan; (viii) critical accounting policies; (ix) assessment of the impact of new accounting guidance; (x) compliance with the internal controls required under Section 404 of the Sarbanes-Oxley Act; (xi) shared services; (xii) risk management initiatives and controls for various acquisitions and business units; and (xiii) strategy and management of the implementation of new systems.

The auditors provided to the Audit Committee the written communications required by applicable standards of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and the Audit Committee discussed the auditors' independence with management and the auditors. The Audit Committee concluded that the auditors' independence had not been impaired.

Based on: (i) the Audit Committee's discussions with management and the auditors; (ii) the Audit Committee's review of the representations of management; and (iii) the report of the auditors to the Audit Committee, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012.

By the members of the
Audit Committee consisting of:

William A. Osborn (Chairman)

Daniel M. Dickinson   *Dennis A. Muilenburg*

Audit Fees and Approval Process

Pre-Approval Process

The Audit Committee pre-approves all audit and non-audit services to be performed by the auditors. It has policies and procedures in place designed to ensure that the Company complies with the requirements for pre-approval set forth in the Sarbanes-Oxley Act and the SEC rules regarding auditor independence. These policies and procedures provide a mechanism whereby management can request and secure pre-approval of audit and non-audit services in an orderly manner with minimal disruption to normal business operations. The policies and procedures are detailed as to the particular service and do not delegate the Audit Committee's responsibility to management. These policies and procedures address any service provided by the auditors and any audit or audit-related services to be provided by any other audit service provider. The pre-approval process includes an annual and interim component.

Annual Pre-Approval Process

Annually, not later than the Audit Committee meeting held in February of each year, management and the auditors jointly submit a service matrix of the types of audit and non-audit services that management may wish to have the auditors perform for the year. The service matrix categorizes the types of services by audit, audit-related, tax and all other services. Approval of a service is merely an authorization that this type of service is permitted by the Audit Committee, subject to pre-approval of specific services. Management and the auditors jointly submit an annual pre-approval limits request. The request lists aggregate pre-approval limits by service category. The request also lists known or anticipated services and associated fees. The Audit Committee approves or rejects the pre-approval limits and each of the listed services.

Interim Pre-Approval Process

During the course of the year, the Audit Committee chairman has the authority to pre-approve requests for services that were not approved in the annual pre-approval process. However, all services, regardless of fee amounts, are subject to restrictions on the services allowable under the Sarbanes-Oxley Act and SEC rules regarding auditor independence. In addition, all fees are subject to ongoing monitoring by the Audit Committee.

Independent Registered Public Accounting Firm Fee Information

Fees for professional services provided by our auditors included the following (in millions):

	2012	2011
Audit Fees[1]	$ 31.9	$ 31.6
Audit-Related Fees[2]	2.8	1.6
Tax Compliance Fees[3]	1.7	1.8
Tax Planning and Consulting Fees[4]	1.5	3.9
All Other Fees[5]	0.2	0.9
TOTAL	$ 38.1	$ 39.8

[1] "Audit Fees" principally includes audit and review of financial statements (including internal control over financial reporting), statutory and subsidiary audits, SEC registration statements, comfort letters and consents.

[2] "Audit-Related Fees" principally includes agreed upon procedures for securitizations, attestation services requested by management, accounting consultations, pre- or post- implementation reviews of processes or systems, financial due diligence and audits of employee benefit plan financial statements. Total fees paid directly by the benefit plans, and not by the Company, were $0.7 in 2012 and $1.0 in 2011 and are not included in the amounts shown above.

[3] "Tax Compliance Fees" includes, among other things, statutory tax return preparation and review and advice on the impact of changes in local tax laws.

[4] "Tax Planning and Consulting Fees" includes, among other things, tax planning and advice and assistance with respect to transfer pricing issues.

[5] "All Other Fees" principally includes subscriptions to knowledge tools, attendance at training classes/seminars and other advisory services.

Governance Committee

The Governance Committee is comprised of three directors, all of whom meet the independence requirements for nominating committee members as defined in the NYSE listing standards and as determined by the Board in its business judgment. The Governance Committee operates under a written charter adopted by the Board, a copy of which is available on our website at www.caterpillar.com/governance. As part of its mandate, the Governance Committee evaluates and makes recommendations regarding proposed candidates to serve on the Board, including recommending the slate of nominees for election at the Annual Meeting.

Director Resignation Policy

The Board has adopted a director resignation policy, which can be found in the Corporate Governance Guidelines. The policy establishes that any director who receives more "withheld" votes than "for" votes in an uncontested election shall promptly tender his or her resignation. The independent directors of the Board will then evaluate the relevant facts and circumstances and make a decision, within 90 days after the election, on whether to accept the tendered resignation. The Board will promptly publicly disclose its decision and, if applicable, the reasons for rejecting the tendered resignation.

Process for Nominating and Evaluating Directors

The Governance Committee solicits and receives recommendations for potential director candidates from directors, the Chairman and Caterpillar management. The Governance Committee also considers unsolicited inquiries and persons recommended by stockholders. Recommendations should be sent to the Corporate Secretary at 100 NE Adams Street, Peoria, Illinois 61629.

When considering a candidate, the Governance Committee believes that certain characteristics are essential. For example, candidates must be individuals of high integrity, honesty and accountability, with a willingness to express independent thought. Candidates must also have successful leadership experience and stature in their primary fields, with a background that demonstrates an understanding of business affairs as well as the complexities of a large, publicly held company. Particular consideration will be given to candidates with experience as a chief executive officer of successful, capital-intensive businesses with international operations. In addition, candidates must have a demonstrated ability to think strategically and make decisions with a forward-looking focus and the ability to assimilate relevant information on a broad range of complex topics.

The Governance Committee also believes that certain characteristics are desirable, such as being a team player with a demonstrated willingness to ask tough questions in a constructive manner that adds to the decision-making process of the Board. At the same time, candidates should be independent, with an absence of conflicts of interests. Moreover, candidates should have the ability to devote the time necessary to meet director responsibilities and serve on no more than five public company boards in addition to the Board. Candidates must also have the ability to commit to stock ownership requirements according to the Company's Corporate Governance Guidelines. The Board also considers the foregoing characteristics when evaluating the suitability of an incumbent director for re-election.

Consistent with these criteria for potential director candidates and Caterpillar's Worldwide Code of Conduct, the Board values diversity of talents, skills, abilities and experiences and believes that the diversity that exists on the Board provides significant benefits to the Company. Although there is no specific diversity policy, the Governance Committee may also consider the diversity of its members and potential candidates in selecting new directors.

Stockholder Nominations

Stockholders may nominate a director candidate to serve on the Board by following the procedures described in our bylaws. Deadlines for stockholder nominations for Caterpillar's 2014 annual meeting of stockholders are included in the "Stockholder Proposals and Director Nominations for the 2014 Annual Meeting" section on page 56.

PART THREE — Proposals to be Voted on at the 2013 Annual Meeting

Company Proposals

PROPOSAL 1 — Election of Directors

The Board has nominated the following individuals to stand for election for a one-year term expiring at the annual meeting of stockholders in 2014.

Director and Director Candidate Biographies and Qualifications

Directors have been in their current positions for the past five years unless otherwise noted.



DAVID L. CALHOUN, 56, is currently Chief Executive Officer (since May 2010) and a Director (since January 2011) of Nielsen Holdings N.V. (marketing and media information) and Chairman of the Executive Board and Chief Executive Officer of The Nielsen Company B.V. (since September 2006). Prior to his positions at Nielsen, Mr. Calhoun served as Vice Chairman of General Electric Company and President and Chief Executive Officer of GE Infrastructure. Other current directorships: The Boeing Company. Other directorships within the last five years: Medtronic, Inc. Mr. Calhoun has been a director since 2011.

The Board believes that Mr. Calhoun provides valuable insight and perspective on general strategic and business matters, stemming from his extensive executive and management experience with Nielsen and GE. Mr. Calhoun also has significant manufacturing and high-technology industry expertise as evidenced by his leadership of GE's aircraft engines and transportation businesses.



DANIEL M. DICKINSON, 51, is currently Managing Partner of HCI Equity Partners (private equity investment). Other current directorships: Mistras Group, Inc. and HCI Equity Partners. Other directorships within the last five years: Progressive Waste Solutions Ltd. Mr. Dickinson has been a director of the Company since 2006.

The Board believes that Mr. Dickinson's experience in mergers and acquisitions, private equity business and role as an investment banker provides important insight for the Company's growth strategy. His significant financial expertise and experience, both in the U.S. and internationally, contributes to the Board's understanding and ability to analyze complex issues. His experience as a director of large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board and the Company.



JUAN GALLARDO, 65, is currently Chairman and was formerly CEO of Grupo Embotelladoras Unidas S.A.B. de C.V. (beverages and bottling). Other current directorships: Lafarge SA. Other directorships within the last five years: Grupo Mexico, S.A. de C.V. Mr. Gallardo has been a director of the Company since 1998.

The Board believes that Mr. Gallardo's international business experience, particularly in Latin America, are important for the Company's growth strategy. His extensive background in trade-related issues also contributes to the Board's expertise. In addition, his experience as a chief executive officer and director of large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board and the Company.



DAVID R. GOODE, 72, was formerly Chairman, President and CEO of Norfolk Southern Corporation (holding company engaged principally in surface transportation). Other current directorships: Delta Air Lines, Inc. and Texas Instruments Incorporated. Other directorships within the last five years: none. Mr. Goode has been a director of the Company since 1993. In accordance with the Company's director retirement policy, Mr. Goode is expected to retire effective December 31, 2013.

The Board believes that Mr. Goode's experience in the transportation and railroad industry provides valuable expertise to the Board. His extensive experience in a capital-intensive industry enables him to make important contributions to the Company's growth strategy. In addition, his experience as a chief executive officer and director of large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board and the Company.



JESSE J. GREENE, JR., 68, is currently an instructor at Columbia Business School in New York City where he teaches corporate governance, risk management and other business topics at the graduate and executive education levels. He was formerly Vice President of Financial Management and Chief Financial Risk Officer of International Business Machines Corporation (computer and office equipment). Other current directorships: none. Other directorships within the last five years: none. Mr. Greene has been a director of the Company since 2011.

The Board believes that Mr. Greene's financial and information technology experience is valuable to the Board. His experience as a chief financial risk officer and executive of a large, publicly-traded multinational corporation enables him to provide meaningful input and guidance to the Board and the Company.



JON M. HUNTSMAN, JR., 53, former United States Ambassador to China (2009-2011) and former governor of Utah (2005-2009). Other current directorships: Ford Motor Company and Huntsman Corporation. Other directorships within the last five years: none. Mr. Huntsman became a director of the Company in April 2012.

The Board believes that Mr. Huntsman's extensive knowledge of Asia and international affairs, operational experience gained as governor of Utah and experience as a director of other large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board and the Company.



PETER A. MAGOWAN, 71, was formerly President and Managing General Partner (1993-2008) of the San Francisco Giants (major league baseball team) and Chairman (1980-1998) and Chief Executive Officer (1980-1993) of Safeway Inc. (food retailer). Other current directorships: none. Other directorships within the last five years: DaimlerChrysler AG. Mr. Magowan has been a director of the Company since 1993.

The Board believes that Mr. Magowan's business experience as a long-term chief executive officer of Safeway Inc., a large, publicly-traded multinational corporation, is particularly valuable to the Board. His experience in owning and managing a professional baseball organization also provides a diverse viewpoint on business matters. In addition, his experience as a director of other large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board and the Company.



DENNIS A. MUILENBURG, 49, has been Executive Vice President of The Boeing Company (aerospace/defense products and services) and President and Chief Executive Officer of Boeing Defense, Space & Security since September 2009. Prior to his current position, Mr. Muilenburg was President of Boeing Global Services & Support (2008-2009) and Vice President and General Manager of the Boeing Combat Systems division (2006-2008). Other current directorships: none. Other directorships within the last five years: none. Mr. Muilenburg has been a director since 2011.

The Board believes that Mr. Muilenburg provides valuable insight to the Board on strategic and business matters, stemming from his experience with large-scale product development programs and his world-wide supply chain and manufacturing expertise.



DOUGLAS R. OBERHELMAN, 60, is currently Chairman and Chief Executive Officer of Caterpillar Inc. Prior to his current position, Mr. Oberhelman served as Vice Chairman and Chief Executive Officer-Elect and as a Group President of Caterpillar Inc. Other current directorships: Eli Lilly and Company. Other directorships within the last five years: Ameren Corporation. Mr. Oberhelman has been a director of the Company since 2010.

The Board believes that Mr. Oberhelman's extensive experience and knowledge of the Company, gained from over 35 years of service in a wide range of Caterpillar leadership positions enables him to provide meaningful input and guidance to the Board and the Company.



WILLIAM A. OSBORN, 65, was formerly Chairman and CEO of Northern Trust Corporation (multi-bank holding company) and The Northern Trust Company (bank). Other current directorships: Abbott Laboratories and General Dynamics Corporation. Other directorships within the last five years: Nicor Inc., Tribune Company and Northern Trust Corporation. Mr. Osborn has been a director of the Company since 2000.

The Board believes that Mr. Osborn's financial expertise and experience is valuable to the Board. In addition, his experience as a chief executive officer and director of other large, publicly-traded corporations enables him to provide meaningful input and guidance to the Board and the Company.



CHARLES D. POWELL, 71, was formerly Chairman of Capital Generation Partners (asset and investment management) and is currently Chairman of LVMH Services Limited (luxury goods) and Magna Holdings (real estate investment). Prior to his current positions, Lord Powell was Chairman of Sagitta Asset Management Limited (asset management). Other current directorships: LVMH Moët-Hennessy Louis Vuitton and Textron Inc. Other directorships within the last five years: none. Lord Powell has been a director of the Company since 2001. In accordance with the Company's director retirement policy, Lord Powell is expected to retire effective December 31, 2013.

The Board believes that Lord Powell's substantial knowledge of international affairs and business expertise are important to the Board. His trade, public and governmental affairs and international experience is also valued by the Board. In addition, his role as a director of large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board and the Company.



EDWARD B. RUST, JR., 62, is currently Chairman, CEO and President of State Farm Mutual Automobile Insurance Company (insurance). He is also President and CEO of State Farm Fire and Casualty Company, State Farm Life Insurance Company and other principal State Farm affiliates as well as Trustee and President of State Farm Mutual Fund Trust and State Farm Variable Product Trust. Other current directorships: Helmerich & Payne, Inc. and The McGraw-Hill Companies, Inc. Other directorships within the last five years: none. Mr. Rust has been a director of the Company since 2003.

The Board believes that Mr. Rust's financial and business experience is valuable to the Board. His role as Chairman of the U.S. Chamber of Commerce, chief executive officer of a major national corporation and experience as a director of large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board and the Company. In addition, his extensive involvement in education improvement compliments the Company's culture of social responsibility.



SUSAN C. SCHWAB, 58, is currently a Professor at the University of Maryland School of Public Policy and a Strategic Advisor for Mayer Brown LLP. Prior to her current positions, Ambassador Schwab held various positions including United States Trade Representative (member of the President's cabinet) and Deputy United States Trade Representative. Other current directorships: FedEx Corporation and The Boeing Company. Other directorships within the last five years: none. Ambassador Schwab has been a director of the Company since 2009.

The Board believes that Ambassador Schwab brings extensive knowledge, insight and experience on international trade issues to the Board. Her educational experience and role as the U.S. Trade Representative provide important insights for the Company's global business model and long-standing support of open trade. In addition, her experience as a director of large, publicly-traded multinational corporations enables her to provide meaningful input and guidance to the Board and the Company.



JOSHUA I. SMITH, 72, is currently Chairman and Managing Partner of the Coaching Group, LLC (management consulting). Other current directorships: Comprehensive Care Corporation, FedEx Corporation and The Allstate Corporation. Other directorships within the last five years: CardioComm Solutions Inc. Mr. Smith has been a director of the Company since 1993. In accordance with the Company's director retirement policy, Mr. Smith is expected to retire effective December 31, 2013.

The Board believes that Mr. Smith's experience in management consulting and business leadership provides important guidance to the Board. His experience as the Chairman of the U.S. Commission on Minority Business Development, Maryland Small Business Development Finance Authority and as a member of the board of directors of the U.S. Chamber of Commerce provides valued insights on diversity issues. In addition, his experience as the founder and chief executive officer of his own business and role as a director of other large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board and the Company.



MILES D. WHITE, 58, is currently Chairman and Chief Executive Officer of Abbott Laboratories (pharmaceutical and medical products). Other current directorships: McDonald's Corporation. Other directorships within the last five years: Motorola, Inc. and Tribune Company. Mr. White has been a director of the Company since 2011.

The Board believes that Mr. White's experience as the chief executive officer of a large, complex multinational company provides important insight to the Board. His skills include knowledge of cross-border operations, strategy and business development, risk assessment, finance, leadership development and succession planning, and corporate governance matters. In addition to his role as an executive officer, his experience as a director of other large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board and the Company.

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES PRESENTED IN PROPOSAL 1.

PROPOSAL 2 — Ratification of our Independent Registered Public Accounting Firm

The Board seeks an indication from stockholders of their approval or disapproval of the Audit Committee's appointment of PricewaterhouseCoopers as auditors for 2013.

PricewaterhouseCoopers has been our auditors since 1925. For additional information regarding the Company's relationship with PricewaterhouseCoopers, please refer to the "Audit Committee Report" on page 12 and the "Audit Fees and Approval Process" disclosure on page 13.

If the appointment of PricewaterhouseCoopers as auditors for 2013 is not approved by the stockholders, the adverse vote will be considered a direction to the Audit Committee to consider other auditors for next year. However, because of the difficulty in making any substitution of auditors so long after the beginning of the current year, the appointment for the year 2013 will stand, unless the Audit Committee finds other good reason for making a change.

Representatives of PricewaterhouseCoopers will be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so. The representatives will also be available to respond to questions at the meeting.

YOUR BOARD OF DIRECTORS AND AUDIT COMMITTEE RECOMMEND A VOTE "FOR" PROPOSAL 2.

PROPOSAL 3 — Advisory Vote on Executive Compensation

On an annual basis, and in compliance with Section 14A of the Securities Exchange Act of 1934, we seek advisory stockholder approval of the compensation of named executive officers as disclosed in the section of the proxy statement titled "Executive Compensation." Stockholders are being asked to vote on the following advisory resolution:

"RESOLVED, that the compensation of Caterpillar's named executive officers as described under "Compensation Discussion and Analysis," the compensation tables and the narrative discussion associated with the compensation tables in Caterpillar's proxy statement for its 2013 Annual Meeting of Stockholders is hereby APPROVED."

This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the policies and practices described in this proxy statement.

Caterpillar has a "pay-for-performance" and "pay-at-risk" philosophy that forms the foundation of the Compensation Committee's decisions regarding compensation of Caterpillar's named executive officers. This approach, which has been used consistently over the years, has resulted in Caterpillar's ability to attract and retain the executive talent necessary to guide the Company during a period of tremendous growth and transformation. Please refer to "Executive Compensation — Compensation Discussion and Analysis" for an overview of the compensation of Caterpillar's named executive officers.

This vote is advisory and therefore not binding on Caterpillar, the Compensation Committee or the Board. The Board and the Compensation Committee value the opinions of Company stockholders and to the extent there is any significant vote against the named executive officer compensation, we will consider those stockholders' concerns, and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

FOR THESE REASONS, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 3.

Stockholder Proposals

Some of the following stockholder proposals contain assertions about Caterpillar that we believe are incorrect or do not reflect all of the facts related to these issues. We have not attempted to refute all inaccuracies.

PROPOSAL 4 — Director Election Majority Vote Standard

Pursuant to Rule 14a-8(l)(1) of the Securities Exchange Act of 1934, the Company will provide the name, address and number of Company securities held by the proponent of this stockholder proposal promptly upon receipt of a written or oral request.

Resolution Proposed by Stockholder

Resolved: That the shareholders of Caterpillar Inc. (or the "Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement of Proponent

In order to provide shareholders a meaningful role in director elections, Caterpillar's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. Our Company presently uses a plurality vote standard in all director elections. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

An increasing number of companies, including 3M Company, The Boeing Company, Deere & Co., General Dynamics Corp., and Honeywell International Inc., have adopted a majority vote standard for director elections. Additionally, these companies have adopted director resignation policies to address post-election issues related to the status of director nominees who fail to win election. Other companies, including our Company, have responded only partially to the call for change by simply adopting post-election director resignation policies.

We believe that a post-election director resignation policy without a majority vote standard in company bylaws or articles is an inadequate reform. The critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard. With a majority vote standard in place, the board can then consider action on developing post-election procedures to address the status of directors that fail to win election. A majority vote standard combined with a post-election director resignation policy would establish a meaningful right for shareholders to elect directors, and reserve for the board an important post-election role in determining the continued status of an unelected director.

We urge shareholders to vote **FOR** this proposal.

Caterpillar Response to PROPOSAL 4 — Director Election Majority Vote Standard

After careful consideration, **the Board recommends a vote AGAINST** this proposal for the reasons provided below.

The Company has received similar proposals for the past several years and in each of those years the proposal was rejected by our stockholders. In light of these results and for the reasons provided below, the Board believes that the Company's current method of electing directors is not only preferred by our stockholders, but continues to be in the best long-term interests of the Company and its stockholders.

Company stockholders currently elect directors by plurality voting; however, the Board has adopted a director resignation policy, which provides that any director nominee who receives a greater number of "withheld" votes than votes "for" is required to tender his or her resignation to the Governance Committee. The Governance Committee will consider the resignation and recommend to the Board whether or not to accept the resignation. The independent directors will then make a decision regarding the resignation and publicly disclose their decision. The Board believes that this policy promotes a good balance between providing stockholders a meaningful and significant role in the process of electing directors and allowing the Board flexibility to exercise its independent judgment on a case-by-case basis.

Moreover, the proponent's characterization of plurality voting, particularly the statement that a director may be elected by a single vote even if a substantial majority of the votes cast are "withheld," is improbable — especially in light of the Company's past voting results. The Company's stockholders have an excellent history of electing strong and independent directors by plurality voting. During the past ten years, the average affirmative vote for directors has been greater than 95 percent of the shares voted through the plurality voting process.

FOR THESE REASONS, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" PROPOSAL 4.

PROPOSAL 5 — Stockholder Action by Written Consent

Pursuant to Rule 14a-8(l)(1) of the Securities Exchange Act of 1934, the Company will provide the name, address and number of Company securities held by the proponent of this stockholder proposal promptly upon receipt of a written or oral request.

Resolution Proposed by Stockholder

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law which includes shareholder ability to initiate any topic for written consent consistent with applicable law.

Supporting Statement of Proponent

The shareholders of Wet Seal (WTSLA) successfully used written consent to replace certain underperforming directors in October 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent. In 2012 our directors did not have the fortitude to face this proposal topic without spending extra money on their negative advertisements.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2008 with "High Governance Risk." Also "Concern" for the qualifications of our directors and "High Concern" in Executive Pay — $16 million for our CEO Douglas Oberhelman.

Douglas Oberhelman's $16 million consisted 50% of market-priced stock options — 226,000 options worth $8 million — that simply vested over time without job performance requirements. It was the only equity given to our CEO. Our highest paid executives were also given restricted stock units that similarly vest over time. Equity given as a long-term incentive should include job performance requirements and market-priced stock options could provide rewards due to a rising market alone, regardless of an executive's job performance. Our highest paid executives were also given discretionary cash bonuses. Discretionary bonuses undermine pay-for-performance.

Five directors had 10 to 19 years long-tenure including 3 directors beyond age 70. Director independence erodes after 10-years. GMI said long-tenure could hinder director ability to provide effective oversight. Two directors worked together on the Abbott Laboratories board and two directors worked together on the Boeing board. Intra-board relationships of this sort can compromise our directors' ability to act independently. A more independent perspective would be a priceless asset for our board of directors.

Seven directors were each on the boards of 3 large companies — calling into question the time they have available to devote to our company's board. Our company did not explain how these directors can be strong directors given their involvement with failed companies: David Goode — Delta Air Lines bankruptcy and Susan Schwab — Calpine Corporation bankruptcy.

Please vote to protect shareholder value:


Shareholder Action by Written Consent — Yes on 5.


Caterpillar Response to PROPOSAL 5 — Stockholder Action by Written Consent

Statement in Opposition to Proposal

After careful consideration, **the Board recommends a vote AGAINST** this proposal for the reasons provided below.

The Board believes that all stockholders should have the opportunity to deliberate and vote on pending stockholder actions, and that therefore stockholders should generally act only in the context of an annual or special meeting. To that end, the Company's organizational documents allow holders of 25 percent or more, in the aggregate, of Caterpillar's shares to call a special stockholder meeting. This practice allows our stockholders to bring important matters before all stockholders for consideration, while providing the Board with an adequate opportunity to examine any proposed action and provide a carefully considered recommendation to our stockholders. This approach also helps ensure that the Company governs its affairs in the most efficient and cost-effective manner consistent with legal, regulatory and internal requirements. In addition, the Company has afforded stockholders numerous ways to contact members of the Board and share thoughts, opinions and concerns about the Company.

The Board believes that action by written consent can be used to circumvent the important deliberative process of a stockholder meeting. Written consent rights as proposed could deprive many stockholders of the opportunity to deliberate in an open and transparent manner, or even receive accurate and complete information on important pending actions. In addition, permitting stockholder action by written consent can create substantial confusion and disruption for stockholders, as multiple stockholder groups could solicit multiple written consents simultaneously, some of which may be duplicative or contradictory.

FOR THESE REASONS, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" PROPOSAL 5.

PROPOSAL 6 — Executive Stock Retention

Pursuant to Rule 14a-8(l)(1) of the Securities Exchange Act of 1934, the Company will provide the name, address and number of Company securities held by the proponent of this stockholder proposal promptly upon receipt of a written or oral request.

Resolution Proposed by Stockholder

RESOLVED: Shareholders of Caterpillar Inc. (the "Company") urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age.

For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention percentage requirement of at least 75 percent of net after-tax shares. The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Supporting Statement of Proponent

Equity-based compensation is an important component of senior executive compensation at our Company. While we encourage the use of equity-based compensation for senior executives, we are concerned that our Company's senior executives are generally free to sell shares received from our Company's equity compensation plans. Our proposal seeks to better link executive compensation with long-term performance by requiring a meaningful share retention ratio for shares received by senior executives from the Company's equity compensation plans.

Requiring senior executives to hold a significant percentage of shares obtained through equity compensations plans until they reach retirement age will better align the interests of executives with the interests of shareholders and the Company. A 2009 report by the Conference Board Task Force on Executive Compensation observed that such hold-through-retirement requirements give executives "an ever growing incentive to focus on long-term stock price performance as the equity subject to the policy increases" (http://www.conference-board.org/pdf_free/ExecCompensation2009.pdf).

In our opinion, the Company's current share ownership guidelines for its senior executives do not go far enough to ensure that the Company's equity compensation plans continue to build stock ownership by senior executives over the long-term.

Our Company's share ownership guidelines require named executive officers to hold a minimum of 50 percent of the average number of shares granted during the last five years. According to the Company's 2012 proxy statement, this holding requirement equates to over three times base salary. We believe this effective holding requirement is too low, particularly for the CEO. According to a study by compensation consultant Frederic W. Cook & Co., the median multiple for CEOs is 5 times for companies that have adopted a traditional multiple of salary approach. (http://www.fwcook.com/alert_letters/09-13-10_Executive_Stock_Ownership_Policies_-_Trends_and_Developments.pdf). For this reason, we believe that requiring executives to retain a significant percentage of all shares acquired is a superior approach.

We urge shareholders to vote **FOR** this proposal.

Caterpillar Response to PROPOSAL 6 — Executive Stock Retention

After careful consideration, **the Board recommends voting AGAINST** this proposal for the reasons provided below.

We agree that meaningful, long-term stock ownership aligns executives' interests with stockholders, promotes a focus on the Company's long-term success and discourages unreasonable risk-taking. However, we believe our current policies and programs achieve this goal effectively.

The Compensation Committee has approved stock ownership requirements for all executives receiving equity compensation. Failure to meet these requirements results in automatic grant reductions, unless compelling personal circumstances prevent an employee from meeting his or her target ownership requirement.

A policy requiring executives to hold a significant portion of their equity awards until retirement could diminish our ability to attract and retain the talented executives who are critical to our long-term success. Because equity compensation is the largest element of compensation for our executive officers, the Company's stock makes up a substantial proportion of their net worth. These executives may have legitimate needs to diversify their portfolios.

We have designed our stock ownership guidelines and other compensation policies, which generally include multi-year vesting periods for equity awards, to ensure that our executives are focused on Caterpillar's long-term success and that their interests are aligned with those of our stockholders, which are the stated goals of the proponent. We believe the current stock ownership guidelines strike the right balance between ensuring that our executives own significant amounts of Caterpillar equity while allowing them to prudently manage their personal financial matters. Additionally, our executives are prohibited from engaging in hedging or pledging transactions involving Caterpillar stock. In regards to concerns about the stock ownership requirements of our Chief Executive Officer being below the proponent's standards, as of December 31, 2012, our Chief Executive Officer's actual stock ownership level was over 10 times his base salary.

FOR THESE REASONS, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" PROPOSAL 6.

PROPOSAL 7 — Sustainability Measure in Executive Compensation

Pursuant to Rule 14a-8(l)(1) of the Securities Exchange Act of 1934, the Company will provide the name, address and number of Company securities held by the proponent of this stockholder proposal promptly upon receipt of a written or oral request.

Resolution Proposed by Stockholder

RESOLVED: The shareholders of Caterpillar Inc. ("Caterpillar" or the "Company") ask the board of directors to adopt a policy that incentive compensation for senior executives should include a range of non-financial measures based on sustainability principles and reducing any negative environmental impacts related to Company operations. For purposes of this resolution, "sustainability" refers to the methods in which environmental, social and economic considerations are integrated into long-term corporate strategy.

Supporting Statement of Proponent

As shareholders, we support executive compensation policies that motivate and reward senior executives for actions that contribute to a company's long-term growth.

An important element of senior executive compensation is incentive compensation, including both annual cash bonuses and long-term incentive awards. At-risk pay is the predominant form of compensation for Caterpillar's senior executives. According to last year's proxy statement, over 84 percent of Caterpillar's 2011 compensation for Named Executive Officers was variable or "at risk" and tied to Caterpillar's performance.

Considering the significance of incentive pay in Caterpillar's compensation policies, we believe it is important for the board of directors to ensure that compensation incentives are aligned with business strategies for creating sustainable, long-term shareholder value and mitigating risks that could have a detrimental impact on value creation. Accordingly, we believe the board should consider and disclose a variety of factors in determining incentive pay, including metrics that promote sustainable value creation and reduce negative environmental impacts.

Although Caterpillar's 2012 proxy alludes to various sustainability goals, including a laudable operational goal to reduce greenhouse gas emissions by 25 percent, the 2012 proxy does not indicate that social and environmental factors enter into deliberations on executive compensation. Indeed, that proxy statement indicates that at-risk compensation focuses on financial and strategic goals.

Many companies have added sustainability criteria to the mix of metrics used to determine executive compensation. According to a 2011 Glass Lewis report on executive compensation and sustainability, 43% of companies in the S&P 100 disclose a link between sustainability and executive compensation. Intel, for instance, includes a category entitled "People, Customers, Stockholders, Planet" as part of the operational goals approved by its Compensation Committee for 2011. Alcoa, cited as a notable case in a recent Conference Board publication, "Linking Executive Compensation to Sustainability Performance," linked 20 percent of executive bonuses in 2010 to non-financial metrics including carbon dioxide reduction, safety and diversity.

We believe that the need for a greater emphasis on sustainability factors in incentive pay is illustrated by incidents such as BP's 2010 Deepwater Horizon oil spill, where a single occurrence caused significant losses to shareholders. As illustrated by the recent payment of a $2.55 million civil penalty to settle alleged Clean Air Act violations, Caterpillar is not immune to environmental risks.

We urge you to vote **FOR** this proposal.

Caterpillar Response to PROPOSAL 7 — Sustainability Measure in Executive Compensation

After careful consideration, **the Board recommends a vote AGAINST** this proposal for the reasons provided below.

While the Board agrees that the long-term interests of stockholders are best served by companies that operate their business in a sustainable manner focused on long-term value creation, the Board believes that adopting the proposal is unnecessary and would not be in the best interests of the Company or its stockholders. Caterpillar has been committed to responsible business practices for more than 85 years and is continuously looking to improve sustainability efforts. In fact, in 2012 Caterpillar was named to the Dow Jones Sustainability Indexes for the twelfth straight year as one of the sustainability leaders in the industrial engineering sector. Such longstanding recognition has helped build Caterpillar's image as a responsible corporate citizen.

Although the Board does not support using sustainability as one of the performance measures to calculate senior executive compensation, the Board believes the Company's existing executive pay program effectively addresses the proponent's concern that executive officers are motivated to operate the Company's business in a sustainable manner focused on creating long-term value for stockholders. Specifically, the Board believes the program, which emphasizes incentive-driven pay earned over the long-term and based on the Company's financial and stock price performance, creates a strong incentive for the Company's senior executives to operate the Company's business in a sustainable manner because the Company's financial and stock price performance is enhanced by providing customers with sustainable solutions and products, reducing environmental impacts of operations by increasing our efficiency and productivity and further strengthening our positive corporate image.

FOR THESE REASONS, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" PROPOSAL 7.

PROPOSAL 8 — Review of Global Corporate Standards

Pursuant to Rule 14a-8(l)(1) of the Securities Exchange Act of 1934, the Company will provide the name, address and number of Company securities held by the proponent of this stockholder proposal promptly upon receipt of a written or oral request.

Resolution Proposed by Stockholder

Whereas, Caterpillar, a global corporation, faces increasingly complex problems as the international social and cultural context changes.

Companies are faced with ethical and legal challenges arising from diverse cultures and political and economic contexts. Today, management must address issues that include human rights, workers' right to organize, non-discrimination in the workplace, protection of environment and sustainable community development. Caterpillar itself does business in countries with human rights challenges including China, Colombia, Myanmar/Burma, Syria and Israel and the occupied Palestinian territories.

We believe global companies must implement comprehensive codes of conduct, such as those found in "Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance," developed by an international group of religious investors. (www.bench-marks.org) Companies must formulate policies to reduce risk to reputation in the global marketplace. To address this situation, some companies, such as Hewlett-Packard and Coca-Cola, are even extending policies to include franchisees, licensees and agents that market, distribute or sell their products.

In August 2003, the United Nations Sub-Commission on the Promotion and Protection of Human Rights took historic action by adopting "Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights." (www1.umn.edu/humanrts/links/NormsApril2003.html)

RESOLVED: shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2013.

Supporting Statement of Proponent

Caterpillar's current policy, the *Worldwide Code of Conduct*, contains no references to existing international human rights codes except for a corporate policy of non-discrimination, and aspirational goals to maintain employee health and safety. It does not apply to company dealers whose activities can carry extensive reputational risks for Caterpillar. We believe company policies should reflect more robust, comprehensive understanding of human rights.

We recommend the review include policies designed to protect human rights — civil, political, social, environmental, cultural and economic-based on internationally recognized human rights standards, i.e., Universal Declaration of Human Rights, Fourth Geneva Convention, International Covenant on Civil and Political Rights, core labor standards of the International Labor Organization, International Covenant on Economic, Cultural and Social Rights, and United Nations resolutions and reports of UN special rapporteurs on countries where Caterpillar does business.

This review and report will assure shareholders that Caterpillar policies and practices reflect or conform to human rights conventions and guidelines and international law. We are not recommending specific provisions of above-named international conventions. We believe significant commercial advantages may accrue to Caterpillar by adopting a comprehensive policy based on UN Human Rights Norms serving to enhance corporate reputation, improve employee recruitment and retention, improve community and stakeholder relations and reduce risk of adverse publicity, consumer boycotts, divestment campaigns already underway in churches and university campuses as well as lawsuits.

Caterpillar Response to PROPOSAL 8 — Review of Global Corporate Standards

After careful consideration, **the Board recommends a vote AGAINST** this proposal for the reasons provided below.

Our Worldwide Code of Conduct (Code of Conduct) defines what we stand for and believe in, documenting the uncompromisingly high ethical standards our Company has upheld since its founding in 1925.

Our Code of Conduct, first published in 1974 and most recently updated in 2010, is readily available on the Company's website at www.caterpillar.com/code and, as illustrated in the following excerpts, already embodies many of the principles contained in the proponents' proposal.

We Treat People Fairly and Prohibit Discrimination

- We build and maintain a productive, motivated work force by treating all employees fairly and equitably. We respect and recognize the contributions of employees as well as other stakeholders.

- We will select and place employees on the basis of their qualifications for the work to be performed, considering accommodations as appropriate and needed — without regard to their race, religion, national origin, color, gender identity, sexual orientation, age, and/or physical or mental disability.

- We support and obey laws that prohibit discrimination everywhere we do business.

We Treat Others with Respect and Do Not Tolerate Intimidation or Harassment

- Caterpillar insists on a work environment free of intimidation and harassment.

We Select, Place and Evaluate Employees Based on their Qualifications and Performance

- Caterpillar selects, places, evaluates and rewards employees based on their personal qualifications and skills for the job, demonstrated performance and the contributions they make to Caterpillar.

We Foster an Inclusive Environment

- We understand and accept the uniqueness of individuals, and are non-judgmental regarding differences. We value the diversity of unique talents, skills, abilities, and experiences that enable Caterpillar people to achieve superior business and personal results.

We Conduct Business Worldwide With Consistent Global Standards

- As a global company, we understand that there are many differing economic and political philosophies and forms of government throughout the world. We acknowledge the wide diversity that exists among the social customs and cultural traditions in the countries in which we operate. We respect such differences, and to the extent that we can do so in keeping with the principles of our Code of Conduct, we will maintain the flexibility to adapt our business practices to them.

We Protect the Health and Safety of Others and Ourselves

- As a company, we strive to contribute toward a global environment in which all people can work safely and live healthy, productive lives, now and in the future. We actively promote the health and safety of everyone on our property with policies and practical programs that help individuals safeguard themselves and their co-workers.

We Support Environmental Responsibility Through Sustainable Development

- We strive to create stockholder value by providing customers with solutions that improve the sustainability of their operations. We leverage technology and innovation to increase our efficiency and productivity while reducing environmental impact. We develop new business opportunities that help our customers, dealers, distributors and suppliers do the same. Our products and services will meet or exceed applicable regulations and standards wherever they are initially sold. We lead industry and community initiatives that share our commitment to making sustainable progress possible.

We Refuse to Make Improper Payments

- In dealing with public officials, other corporations and private citizens, we firmly adhere to ethical business practices. We will not seek to influence others, either directly or indirectly, by paying bribes or kickbacks, or by any other measure that is unethical or that will tarnish our reputation for honesty and integrity. Even the appearance of such conduct must be avoided.

Living By the Code

- While we conduct our business within the framework of applicable laws and regulations, for us, mere compliance with the law is not enough. We strive for more than that. Through our Code of Conduct, we envision a work environment all can take pride in, a company others respect and admire, and a world made better by our actions.

We View Our Suppliers As Our Business Allies

- We look for suppliers and business allies who demonstrate strong values and ethical principles and who support our commitment to quality. We avoid those who violate the law or fail to comply with the sound business practices we embrace.

We Build Outstanding Relationships with Our Dealers and Distribution Channel Members

- Our dealers and distributors serve as a critical link between our company and our customers worldwide. We value their positive contributions to our reputation and their deep commitment to the customers and communities they serve.

At Caterpillar, we are dedicated to promoting a healthy, productive and rewarding work environment for our employees worldwide.

Our Code of Conduct reflects our dedication to these issues. The Board believes that our Code of Conduct effectively articulates our long-standing support for, and continued commitment to, human rights and does not believe that implementation of this proposal is necessary or desirable as the concerns raised by the proponent are already being addressed in a meaningful way. As these issues are already provided for in our Code of Conduct, the Board further believes that this proposal would add unnecessary cost to the Company and divert management's attention from the current processes in place to address these issues.

FOR THESE REASONS, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" PROPOSAL 8.

PROPOSAL 9 — Sales to Sudan

Pursuant to Rule 14a-8(l)(1) of the Securities Exchange Act of 1934, the Company will provide the name, address and number of Company securities held by the proponent of this stockholder proposal promptly upon receipt of a written or oral request.

Resolution Proposed by Stockholder

THEREFORE, BE IT RESOLVED, that shareholders request that the company take additional steps to ensure that its products not be sold to the Government of Sudan or entities controlled by it, and that it report to shareholders by December 2013 on its progress in implementing this goal. This report should be prepared at reasonable cost and omit proprietary information.

Supporting Statement of Proponent

WHEREAS, human rights abuses by the Sudanese government in that country's Darfur region, and state sponsorship of international terrorism, has led the U.S. government and a number of U.S. states and cities to impose sanctions and enact divestment legislation designed to limit trade and corporate business ties to Sudan, and

WHEREAS, sales of Caterpillar products to Sudan companies by Caterpillar subsidiaries totaled USD $265.5 million in the fiscal years 2008-2010 (including Q1 of 2011), and

WHEREAS, in 2011, Caterpillar disclosed in its 10F filing to the U.S. Securities and Exchange commission that "the dealers and distributors of Caterpillar's non-U.S. subsidiaries have in some cases sold products to the Government of Sudan or entities controlled by it," and

WHEREAS, Caterpillar has acknowledged that sales by non-U.S. Caterpillar subsidiaries would be in violation of U.S. sanctions if conducted by the U.S.-based parent, and

WHEREAS, the Conflict Risk Network (formerly the Sudan Divestment Taskforce), citing Caterpillar's sales to Sudan, has added the company to its list of "scrutinized" companies which may subject it to divestment or a prohibition on investment under Sudan divestment legislation adopted by a number of U.S. states and cities.

Caterpillar Response to PROPOSAL 9 — Sales to Sudan

After careful consideration, **the Board recommends a vote AGAINST** this proposal for the reasons provided below.

Caterpillar has deep respect and compassion for all persons affected by the strife in the Sudan and supports a peaceful resolution to the conflict. Caterpillar is also committed to operating under the values outlined in our Worldwide Code of Conduct and to complying with all applicable laws and regulations. The Company maintains a robust Enterprise Export Control Program designed to ensure compliance with export controls and economic sanctions adopted by the United States and other countries. That program prohibits, among other things, sales to Sudan (including sales to the government of Sudan) that would violate applicable export controls or economic sanctions.

In light of the existing program, the Board believes that the Company has already adopted and implemented appropriate policies and practices regarding business in Sudan. In the Board's view, implementing the proposal to take "additional steps" is neither necessary nor practicable as the Company's policies already prohibit such sales unless they comply fully with applicable export controls or economic sanctions.

FOR THESE REASONS, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" PROPOSAL 9.

PART FOUR — Other Important Information

Persons Owning More than Five Percent of Caterpillar Common Stock

The following table lists those persons or groups (based on a review of Schedules 13G filed with the SEC) who beneficially own more than five percent of Caterpillar common stock as of December 31, 2012.

Persons Owning More than Five Percent of Caterpillar Common Stock

Name and Address	Voting Authority		Dispositive Authority		Total Amount of Beneficial Ownership	Percent of Class
	Sole	Shared	Sole	Shared		
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	43,263,971	0	43,263,971	0	43,263,971	6.62
State Street Corporation and various direct and indirect subsidiaries[1] State Street Financial Center One Lincoln Street Boston, MA 02111	0	31,631,152	0	71,291,539	71,291,539	10.9
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	1,147,939	0	31,705,722	1,130,956	32,836,678	5.02

[1] State Street Bank and Trust Company serves as investment manager for certain Caterpillar defined benefit plans (6,510,270 shares) and defined contribution plans (33,150,117 shares).

Security Ownership of Executive Officers and Directors

Security ownership of the Executive Officers and Board of Directors is included in the following table.

Caterpillar Common Stock Owned by Executive Officers and Directors
(as of December 31, 2012)

	Common Stock[1]	Shares Underlying Stock Options/SARs Exercisable within 60 Days	Additional Stock Options/SARs Exercisable upon Retirement[2]	Total
David L. Calhoun	2,117	—	—	2,117
Daniel M. Dickinson	7,352	5,833	—	13,185
Eugene V. Fife	37,839	16,000	—	53,839
Juan Gallardo	239,511	36,833	—	276,344
David R. Goode	58,555	28,833	—	87,388
Jesse J. Greene, Jr.	7,911	—	—	7,911
Jon M. Huntsman, Jr.	—	—	—	—
Richard P. Lavin	64,502	289,846	244,744	599,092
Stuart L. Levenick	136,737	623,602	252,760	1,013,099
Peter A. Magowan	308,509	28,833	—	337,342
Dennis A. Muilenburg	909	—	—	909
Douglas R. Oberhelman	177,559	797,620	782,777	1,757,956
William A. Osborn	44,892	12,833	—	57,725
Charles D. Powell	11,374	36,833	—	48,207
Edward J. Rapp	51,227	473,664	120,000	644,891
Edward B. Rust, Jr.	24,444	20,833	—	45,277
Susan C. Schwab	7,894	—	—	7,894
Joshua I. Smith	14,842	26,833	—	41,675
Gerard R. Vittecoq	137,236	728,772	249,394	1,115,402
Miles D. White	2,506	—	—	2,506
Steven H. Wunning	79,886	609,710	257,411	947,007
All directors and executive officers as a group[3]	1,470,121	4,055,389	2,055,911	7,581,421

[1]Common stock that is directly or indirectly beneficially owned, including stock that is individually or jointly owned and shares over which the individual has either sole or shared investment or voting authority.

[2]SARs or RSUs that are not presently exercisable within 60 days but that would become immediately exercisable if such individual was eligible to retire and elected to retire pursuant to long-service separation.

[3]This group includes directors, named executive officers and two additional executive officers subject to Section 16 filing requirements (group). Amount includes 50,799 shares for which voting and investment power is shared. No individual within the group beneficially owns more than one percent of our stock. The group beneficially owns 1.16 percent of the Company's outstanding common stock. None of the shares held by the group has been pledged.

Executive Compensation

Compensation Discussion and Analysis (CD&A)

Executive Summary

Business Performance

Caterpillar Performance — 2011 vs. 2012

Sales & Revenues (in billions)	Profit after tax (in billions)	Profit per share (in dollars)
		

As illustrated above, our sales and revenues in 2012 were a record $65.875 billion, an increase of 10 percent from $60.138 billion in 2011. Profit was $5.681 billion, an increase of 15 percent from $4.928 billion in 2011. This resulted in a record Profit Per Share (PPS) of $8.48 in 2012, which was up 15 percent from $7.40 in 2011.

Compensation Philosophy and Objectives

The objective of the Company's executive compensation program is to attract, retain and motivate talented executive officers who will improve the Company's performance and provide strategic leadership. Additionally, the Compensation Committee of the Board of Directors (the Compensation Committee or Committee) designs compensation programs to align the actions of our Named Executive Officers (NEOs) with the long-term interests of our stockholders based on two fundamental concepts: **Pay for Performance** and **Pay at Risk**. As illustrated below, on average over 85 percent of our 2012 NEO compensation was variable or "at risk" and tied to Caterpillar's performance:



The Company's executive compensation design includes four principles that drive our **Pay for Performance** and **Pay at Risk** philosophy:

1. **Base salary is the lowest percentage of total direct compensation.** Our NEOs have responsibility for overall Company performance so a significant amount of their compensation should be contingent on performance. To achieve this objective, base salary represents the lowest percentage of their compensation.

2. **Short-term incentive compensation is based on performance.** Short-term incentive compensation awarded under our Executive Short-Term Incentive Plan (ESTIP) is based on the achievement of annual performance goals at the corporate and business unit levels. This drives accountability and rewards exceptional results. Payouts are subject to a threshold performance "trigger" and are not guaranteed.

3. **Long-term incentive compensation is based on Company performance.** We expect our executives to focus on the Company's continued success. Under our Long-Term Cash Performance Plan (LTCPP) awards are tied to the Company's performance over a period of time. Executives have a higher ratio of long-term to short-term incentive compensation. Payouts are subject to a threshold performance "trigger" and are not guaranteed.

4. **Equity is a significant percentage of compensation.** Profitable growth is an important priority for the Company and our stockholders. To align the actions of our executives with the expectations of our stockholders and long-term Company performance, equity represents a significant percentage of their compensation.

Compensation Practices and Policies

The Committee engages in an ongoing review of the Company's executive compensation programs to ensure they support the compensation philosophy and objectives. In connection with this ongoing review, the Committee continues to implement and maintain what the Committee believes to be best practices for executive compensation. These best practices include the following, each of which reinforces our compensation philosophy:

- **Stock ownership requirements** — Compared to Caterpillar's peer group, Caterpillar stock ownership requirements for NEOs, (a minimum of 50 percent of the average number of shares or units granted to the NEO during the last five years, which, as of year end 2012, equated to almost six times base salary for our CEO), discussed on page 33, are in the upper quartile. Each of our NEOs have exceeded these requirements.

- **Benchmark process** — The Committee reviews the external marketplace in order to set market-based pay levels and considers market practices when making compensation decisions.

- **Independent compensation consultant** — The Committee retains an independent compensation consultant.

- **No individual change in control agreements** — The Company does not have any individual change in control agreements with its NEOs. Under the Company's short-term and long-term incentive plans, a termination of employment, in addition to a change in control, is required to trigger benefits.

- **Compensation recoupment policy** — The Company may seek the reimbursement of bonus and incentive compensation or cancel unvested or deferred awards based on the misconduct of an executive officer that causes the Company to restate all or a portion of its financial statements.

- **Prohibition on hedging, pledging and related transactions** — The Company prohibits NEOs, directors and employees from engaging in transactions involving Company securities that hedge or offset any decreases in the market value of such securities, including put or call options, pledges, any other form of hedging transactions, margin purchases of Company stock or short sales.

- **No tax gross-ups** — The Company does not pay tax gross-ups for payments relating to a change in control or with respect to perquisites.

- **Equity grant policies** — The Company does not backdate, re-price or grant equity awards retroactively. The grant date for annual equity awards is fixed on the first Monday in March and the first business day in May for the Chairman's Awards.

Say-on-Pay Consideration

In June 2012, the Company held a stockholder advisory vote on the compensation of our NEOs (Say-on-Pay). Our stockholders overwhelmingly approved the compensation of our NEOs, with 96.4 percent of stockholder votes cast in favor of our Say-on-Pay resolution. Based on the strong stockholder support expressed for our NEO compensation program, the Committee applied the same effective principles and **Pay for Performance** and **Pay at Risk** philosophy in structuring executive compensation for 2013. The vote outcome did not prompt the Committee to make any changes to our NEO compensation program design or practices.

Overview of Compensation Practices

The Compensation Committee

The Compensation Committee is responsible for the executive compensation program design and decision-making process for NEO compensation. The Committee regularly reviews executive compensation practices, including the methodologies for setting NEO total compensation, the goals of the program and the underlying compensation philosophy. The Committee also considers the recommendations and market data provided by its independent compensation consultant and makes decisions, as it deems appropriate, on executive compensation based on its assessment of performance and achievement of Company, business unit and individual goals. The Committee also exercises its judgment as to what is in the best interest of Caterpillar and its stockholders. The responsibilities of the Compensation Committee are described more fully in its charter, which is available at www.caterpillar.com/governance.

Named Executive Officers

The Company's NEOs for 2012 were Douglas R. Oberhelman, Chairman and Chief Executive Officer (CEO); Richard P. Lavin, former Group President, Construction Industries and Growth Markets; Stuart L. Levenick, Group President, Customer and Dealer Support; Edward J. Rapp, Group President, Corporate Services and Chief Financial Officer (CFO); Gerard R. Vittecoq, Group President, Energy and Power Systems; and Steven H. Wunning, Group President, Resource Industries.

Mr. Lavin retired from the position of group president, effective December 31, 2012. Mr. Vittecoq will retire from the position of group president, effective May 31, 2013.

Independent Compensation Consultant

The Compensation Committee retained Meridian Compensation Partners, LLC (Meridian) as its independent compensation consultant. Meridian provides executive and director compensation consulting services to the Committee, including advice regarding the design and implementation of such compensation programs, market information, regulatory updates and analyses and trends on executive base salary, short-term incentives, long-term incentives, benefits and perquisites. Interactions between Meridian and management are generally limited to discussions on behalf of the Committee or as required to compile information at the Committee's direction. During 2012, Meridian did not provide any other services to the Company. Based on these factors, its own evaluation of Meridian's independence pursuant to the requirements approved and adopted by the SEC & NYSE, and information provided by Meridian, the Committee has determined that the work performed by Meridian does not raise any conflicts of interest.

Benchmarking

The Committee uses a peer group of 28 large public companies to provide a reasonable comparison basis for, and to benchmark the components of, the Company's executive compensation. The Committee targets the size-adjusted median level of the peer group for the executive total cash compensation package and long-term incentive compensation components.

Our peer group companies represent a cross section of industries, not just heavy manufacturing, because we compete for executive talent from a variety of industries. To account for differences in the size of our peer group companies, market data provided by the independent compensation consultant is statistically adjusted (regressed) allowing for a comparison of our compensation levels to similarly sized companies. Our 2012 peer group was unchanged from our 2011 peer group.

2012 Peer Group		
• 3M Company	• FedEx Corporation	• PACCAR Inc
• Alcoa Inc.	• Ford Motor Company	• PepsiCo, Inc.
• Altria Group, Inc.	• General Dynamics Corporation	• Pfizer Inc.
• American Express Company	• General Electric Company	• The Procter & Gamble Company
• Archer-Daniels-Midland Company	• Honeywell International Inc.	• Siemens Aktiengesellschaft
• The Boeing Company	• International Business Machines Corporation	• United Parcel Service, Inc.
• Cummins Inc.	• Johnson & Johnson	• United Technologies Corporation
• Deere & Company	• Johnson Controls, Inc.	• Valero Energy Corporation
• Dell Inc.	• Lockheed Martin Corporation	• Weyerhaeuser Company
• The Dow Chemical Company		

Components of Caterpillar's Compensation Program

	Component	Description	Pay for Performance/Pay at Risk
Annual Cash Compensation	**Base Salary**	Competitive pay to attract and retain talented executives.	Base salary represents the smallest percentage of NEO compensation which reinforces our Pay at Risk philosophy. Increases are generally market and performance-driven.
	ESTIP	Annual incentive plan designed to provide NEOs with an opportunity to earn an annual cash incentive based on Company and business unit financial performance as well as the achievement of strategic business unit goals.	Variable component of pay intended to motivate and reward achievement of annual objectives. Goals are focused on shorter-term critical issues that are indicative of improved year-over-year performance. Payouts are not guaranteed, and no payouts are made if performance thresholds are not achieved.
Long-Term Incentive Compensation	**Equity Awards**	For 2012, most NEO equity awards were in the form of stock options, while a small percentage of NEO equity awards were in the form of time-vested restricted stock units (RSUs).	Time-vested RSUs reward strong, sustained underlying stock value, while stock options reward increasing stockholder value. Equity awards further align the interests of our NEOs with those of our stockholders.
	LTCPP	Three-year performance program with cash payouts based on achieving corporate-level objectives. Payout amounts are targeted as a percentage of base salary, with a threshold, target and maximum level payout based on performance.	LTCPP is tied to longer-term Company performance and aligns executive actions with stockholder expectations. Payouts can vary greatly from one year to the next.
Other Benefits	**Health and Welfare Benefit Plans, Perquisites**	Executives are eligible to participate in health and welfare benefit plans generally available to other employees in the countries in which they are located and receive a limited number of perquisites commonly provided in the marketplace.	These programs provide competitive benefits that help attract and retain executive talent.

Annual Cash Compensation

Base Salary

Base salary is the only fixed component of our executive officers' total cash compensation. The Committee targets the base salary midpoint at the size-adjusted median level of the peer group, with the minimum base salary at 80 percent of the midpoint and the maximum base salary at 120 percent of the midpoint. An executive officer's base salary within that range is related to the individual's level of responsibility and performance. Merit increases are based on the achievement of individual and Company objectives, contribution to Caterpillar's performance and leadership accomplishments.

Following a review of compensation data with respect to the 2012 peer group, the Committee approved a change to the group president base salary ranges from the levels established for 2011, with the change effective April 1, 2012. The minimum base salary increased from $616,000 to $661,872, the midpoint increased from $770,000 to $827,340 and the maximum increased from $924,000 to $992,808. There was no change to the CEO base salary range in 2012.

2012 Salary Adjustments

In view of Company and individual performance of each of the NEOs in 2011, the Committee approved the following salary adjustments as shown below:

Executive	2011 Salary (Annualized)	2012 Salary (Annualized)
Douglas R. Oberhelman	$1,450,008	$1,600,008
Richard P. Lavin	$ 770,004	$ 831,612
Stuart L. Levenick	$ 816,204	$ 881,508
Edward J. Rapp	$ 770,004	$ 847,004
Gerard R. Vittecoq*	$1,049,184	$1,165,718
Steven H. Wunning	$ 831,600	$ 898,128
*Mr. Vittecoq's salary is paid in Swiss Francs and was converted to U.S. dollars based on the exchange rate in effect on December 31, 2011 and 2012, respectively.		

Executive Short-Term Incentive Compensation — ESTIP

The Executive Short-Term Incentive Plan (ESTIP) is designed to provide NEOs with an opportunity to earn an annual cash incentive based on Company and business unit financial performance as well as the achievement of strategic business unit goals. The objective of ESTIP is to provide executives with the opportunity to earn cash compensation tied to the short-term performance of the Company and their business units and reward NEOs for achieving corporate and business unit objectives.

The 2012 ESTIP design provided that a bonus pool would only be funded if the Company achieved a minimum PPS performance "trigger" of $3.50, an increase from $2.50 PPS in 2011. The Committee established a target incentive opportunity for each NEO, with the actual award payable based on achieving performance measures as well as other factors considered relevant by the Committee. The 2012 ESTIP design enabled the Committee to retain negative discretion to establish bonuses at levels the Committee deemed appropriate to reflect the performance of the Company, each NEO and other factors the Committee considered relevant, while preserving the ability to deduct the bonuses to the extent permitted under Section 162(m) of the Internal Revenue Code.

Under the 2012 ESTIP, the Committee established threshold, target and maximum performance levels for the Company Performance Measure and each Business Unit Performance Measure based on recommendations from management, Meridian and a review of historical and forecasted results. If the threshold performance levels were not achieved, there would be no payout. The results of each performance measure are expressed as a payout factor based on the percentage of the target performance level. For the 2012 ESTIP performance levels:

- greater than threshold but less than target results in a payout factor range of 30 percent to 99.99 percent of the executive's target opportunity

- performance at or greater than target results in a payout range of 100 percent up to a maximum of 200 percent of the executive's target opportunity

ESTIP Formula

$$\left(\begin{array}{c}\text{Target Incentive} \\ \text{as a Percent of} \\ \text{Base Salary}\end{array} \times \begin{array}{c}\text{Base} \\ \text{Salary}\end{array}\right) \times \left(\begin{array}{c}\text{Business Unit} \\ \text{Performance} \\ \text{Measure(s)}\end{array} \times \begin{array}{c}\text{Weight} \\ \text{of} \\ \text{Measure(s)}\end{array} + \begin{array}{c}\text{Company} \\ \text{Performance} \\ \text{Measure}\end{array} \times \begin{array}{c}\text{Weight} \\ \text{of} \\ \text{Measure}\end{array}\right)$$

Target Incentive as a Percent of Base Salary: The Committee set the target incentive, expressed as a percentage of base salary for NEOs, based on the target annual bonus opportunities for similar positions in our peer group after considering the total annual cash compensation for comparable positions. Based on the peer group review for 2012, the Committee approved a target incentive for the CEO at 150 percent of base salary, an increase from 135 percent of base salary in 2011. For Group Presidents, the target incentive remained at 100 percent of base salary, which was unchanged from 2011.

Company Performance Measure: The Committee established corporate Operating Profit After Capital Charge (OPACC) as the Company Performance Measure for all NEOs in 2012. An increase in OPACC means Caterpillar is utilizing assets efficiently to generate stockholder value, which is viewed by the Committee as key to Caterpillar's long-term success. In prior years, the Company Performance Measure was based on return on assets. However the Committee determined that for incentive purposes, a shift in the way the company measures success was desirable to better align the Company's incentive program with stock price performance and to adapt the ESTIP to competitive market practices. Under the 2012 ESTIP, OPACC is calculated as Machinery & Power Systems (M&PS) operating profit excluding short-term incentive compensation expense, less the capital charge. In calculating OPACC, the capital charge equals average monthly M&PS net accountable assets multiplied by a pre-tax capital charge rate of 17 percent, which the Committee believed to be a challenging rate. The Committee set the OPACC target performance level for 2012 at $3.808 billion.

For the CEO, the Committee determined that Mr. Oberhelman's ESTIP should be based entirely on the Company Performance Measure of Corporate OPACC. For the other NEOs, the Committee made the following determinations in weighting the Company Performance Measure:

Executive	Weight	Committee Determinations
Richard P. Lavin	25%	Mr. Lavin was primarily responsible for construction industries business units resulting in a higher weighting on business unit measures.
Stuart L. Levenick	20%	Mr. Levenick was primarily responsible for customer and dealer support business units resulting in a higher weighting on business unit measures.
Edward J. Rapp	80%	Mr. Rapp was primarily responsible for corporate level financial and corporate services resulting in a higher weighting of the corporate measure.
Gerard R. Vittecoq	25%	Mr. Vittecoq was primarily responsible for energy and power systems business units resulting in a higher weighting on business unit measures.
Steven H. Wunning	25%	Mr. Wunning was primarily responsible for resource industries business units resulting in a higher weighting on business unit measures.

Company Performance Measure Results

The Company's 2012 OPACC of $3.102 billion exceeded the threshold level resulting in a Company Performance Measure payout factor of 90.96 percent. Mr. Oberhelman's payout was based 100 percent on the Company Performance Measure resulting in an ESTIP award of $2,132,166, which represented a 34 percent reduction from his 2011 ESTIP award.

Business Unit Performance Measures: For 2012, group presidents were held accountable for a related set of end-to-end businesses they manage. Based on the corporate strategic goals of achieving superior financial results and being the global leader in the markets it serves, the CEO recommended specific Business Unit Performance Measures to the Committee for each group president. At its February 2012 meeting, the Committee considered the recommendations and approved the measures described below to incent the group presidents to drive the Company's strategic goals throughout the organization.

The Committee set targets for these measures at or above the business plan that were designed to be reasonably achievable with strong management performance. Maximum performance levels were designed to be difficult to achieve on the basis of historical performance and the Company's forecasted results at the time the measures were approved. The Business Unit Performance Measures were also weighted according to the Company's business priorities and the responsibilities of each group president.

Description of Business Unit Performance Measures

Business Unit Performance Measure	Corporate Strategy	Description
Operating Profit After Capital Charge (OPACC)	Superior Financial Performance	The Committee approved group OPACC as a measure for group presidents to incent each group to achieve the Company's strategic goal of increasing OPACC throughout the organization.
		Construction Industries OPACC: Based on the Construction Industries reportable segment.
		Customer & Dealer Support OPACC: Based on the 'All Other' operating segment, specifically limited to those businesses providing component manufacturing, remanufacturing and logistics services, excluding the impact resulting from the sale of a majority interest in Caterpillar's third party logistics business.
		Power Systems OPACC: Based on the Power Systems reportable segment.
		Resource Industries OPACC: Based on the Resource Industries reportable segment.
Percent of Industry Sales (PINS)	Global Leader	The Committee approved PINS as a performance measure to focus on the Company's strategic goal of being the global leader. PINS is used to measure improvements in the Company's competitive position in the markets it serves by comparing dealer sales (including deliveries to dealer rental operations) of equipment to industry sales. Certain products and geographic areas are excluded from this measure due to availability of accurate data or recent acquisitions. Products were given different weights based on NEO responsibilities and relationship to the corporate strategy.
Customer & Dealer Support Group Enterprise Parts (Orders) Sales	Global Leader	The Committee approved this measure because increasing Caterpillar branded parts sales is an important aspect of the corporate strategy. This measure represents the percentage of Caterpillar branded parts (orders) sales at actual price levels compared to business plan.
Cat Branded Parts (Orders) Sales vs. Total Cat Branded Parts Opportunity (POPS-C)	Global Leader	The Committee approved POPS-C as a new performance measure for 2012 because increasing Caterpillar branded parts sales is an important aspect of the corporate strategy. POPS-C is defined as Caterpillar branded parts sales achieved divided by the total parts sales opportunity on the population of Caterpillar products (M&PS) in the field.
Financial Products Division Return on Equity (ROE)	Superior Financial Performance	The Committee approved this measure to drive accountability and performance for Caterpillar's Financial Products reportable segment. For ESTIP, ROE is calculated by dividing the full year profit (after tax) by the average of the monthly accountable equity balances, excluding the impact of interest costs and equity changes associated with differences in planned vs. actual dividends. Dividends are payments of retained earnings from Caterpillar Financial Services Corporation, the Company's wholly owned finance subsidiary, to Caterpillar.

Business Unit Performance Measure Results

Richard P. Lavin: Mr. Lavin's Business Unit Performance Measures included Construction Industries OPACC with a target of $1.483 billion, weighted 50 percent. Construction Industries OPACC of $0.267 billion for 2012 exceeded the threshold level. PINS measures for the Earthmoving Division, Excavation Division and SEM business unit were the other Business Unit Performance Measures. The results of his Business Unit Performance Measures resulted in a payout factor of 66.65 percent. Mr. Lavin's combined weighted average payout factor of 72.73 percent resulted in an ESTIP award of $593,664, which represented a 53 percent reduction from his 2011 ESTIP award.

Stuart L. Levenick: Mr. Levenick's Business Unit Performance Measures included Customer & Dealer Support OPACC with a target of $688 million, weighted 20 percent. Customer & Dealer Support OPACC of $611 million for 2012 exceeded the threshold level. PINS measures for Building Construction Products, Earthmoving, Excavation and Mining Divisions, Customer & Dealer Support Group Enterprise Parts (Orders) Sales and POPS-C were the other Business Unit Performance Measures. The results of his Business Unit Performance Measures resulted in a payout factor of 65.21 percent. Mr. Levenick's combined weighted average payout factor of 70.36 percent resulted in an ESTIP award of $608,751, which represented a 50 percent reduction from his 2011 ESTIP award.

Edward J. Rapp: Mr. Rapp's Business Unit Performance Measure was Financial Products Division ROE with a target of 10.85 percent, weighted 20 percent. Financial Products Division ROE for 2012 of 14.34 percent exceeded the maximum level, and resulted in a payout factor of 200 percent. Mr. Rapp's combined weighted average payout factor of 112.77 percent resulted in an ESTIP award of $933,564, which represented a 19 percent reduction from his 2011 ESTIP award.

Gerard R. Vittecoq: Mr. Vittecoq's Business Unit Performance Measure was Power Systems OPACC with a target of $1.808 billion, weighted 75 percent. Power Systems OPACC of $2.133 billion for 2012 exceeded the target level and resulted in a payout factor of 133.82 percent. Mr. Vittecoq's combined weighted average payout factor of 123.10 percent resulted in an ESTIP award of $1,408,616, which represented a 26 percent reduction from his 2011 ESTIP award.

Steven H. Wunning: Mr. Wunning's Business Unit Performance Measures included Resource Industries OPACC with a target of $2.907 billion, weighted 50 percent. Resource Industries OPACC of $2.330 billion for 2012 exceeded the threshold level. PINS measures for the Mining Division and the Forestry and Paving Business Units were the other Business Unit Performance Measures. The results of his Business Unit Performance Measures resulted in a payout factor of 114.43 percent. Mr. Wunning's combined weighted average payout factor of 108.56 percent resulted in an ESTIP award of $956,969, which represented a 31 percent reduction from his 2011 ESTIP award.

In determining the ESTIP awards for each of the NEOs, the Committee also considered performance relative to the achievement of Company and individual objectives, as discussed below under "2012 Performance Considerations." Based on this analysis, the Committee approved the following additional amounts payable under the ESTIP: $10,000 to Mr. Lavin; $90,000 to Mr. Levenick and $150,046 to Mr. Vittecoq.

Considerations Relating to ERA Mining Machinery Limited (Siwei)

In making its compensation decisions, the Committee also considered the goodwill impairment charge relating to Siwei. In exercising its discretion, the Committee included the impact of the impairment charge for calculating NEO bonuses under ESTIP, resulting in a payout factor of 90.96 percent based on the Company's 2012 OPACC results and 78.63 percent for the 2012 Resource Industries OPACC results. Excluding the impact of the impairment charge, the Company's 2012 OPACC and the 2012 Resource Industries OPACC would have resulted in a payout factor of 98.39 percent and 100.40 percent, respectively. As noted above, Mr. Oberhelman's ESTIP calculation was based 100 percent on the Company's 2012 OPACC results, and for the other NEOs, the Company's 2012 OPACC results were weighted between 20 percent to 80 percent of their respective ESTIP calculations. In addition, 50 percent of Mr. Wunning's Business Unit Performance Measure was based on 2012 Resource Industries OPACC. In contrast, the Committee neutralized the impact of the Siwei matter for bonus payouts for all employees, other than the CEO and executive officers reporting directly to the CEO.

Long-Term Incentive Compensation

Consistent with market practice, the Committee has adopted a portfolio approach to long-term executive compensation, where multiple long-term incentive compensation vehicles are used in combination. The Committee reviews this approach annually, and maintained this structure for 2012. Caterpillar's 2012 long-term incentive plan provides for equity grants and cash performance awards. Providing a portion of long-term incentive in the form of cash also allows the Committee to manage the share run rate and preserve the available pool of shares authorized for issuance under the 2006 Long-Term Incentive Plan (LTIP).

Annual Equity Awards

For 2012, the Committee approved market-based equity awards for our NEOs based on benchmarking against our peer group. The dollar value target was determined by calculating the median long-term incentive compensation amount based on our peer group and subtracting the present value of the target LTCPP opportunity. The Committee made these awards in the form of stock options to reinforce its compensation philosophy of linking executive officer actions to long-term Company performance and shareholder appreciation. The decision to award stock options in place of stock appreciation rights, which were awarded in 2011, was made following a peer review conducted by Meridian that indicated that there was limited use of SARs among other companies in Caterpillar's peer group compared to the use of Stock Options.

At the February 2012 meeting, the Committee approved a positive adjustment of 19 percent to the market-based award for the CEO based on an assessment of his 2011 performance and leadership impact. For the other NEOs, after discussion and review of the CEO's recommendations, the Committee approved positive adjustments to these awards in the range of 5 to 15 percent.

Performance-Based Equity Grant for Mr. Lavin

In addition to his annual 2012 equity award, on November 5, 2012, the Committee granted Mr. Lavin a performance-based stock option with an aggregate grant date value targeted to be $2.0 million. The stock option will vest if the Company's common stock achieves a per share closing price of $110.09 for twenty consecutive days or upon the death of Mr. Lavin, in either case within five years of the date of grant. The Committee approved this award, along with the supplemental pension award discussed below, in recognition of services provided by Mr. Lavin during his 28-year career with Caterpillar, including his leadership, strategic vision and contributions to the growth of the Company's operations and presence in developing markets, particularly Asia. The Committee awarded the stock option to recognize the key role of Mr. Lavin in developing and implementing strategies, which the Committee believes will impact Caterpillar's future performance.

Chairman's Restricted Stock Award Program

Pursuant to the Chairman's Restricted Stock Award Program (Chairman's Award), the Committee may also approve discretionary awards of time-vested RSUs to NEOs, other than the CEO, as a way to recognize increased responsibilities or significant accomplishments that may not be reflected in the performance objectives under ESTIP or LTCPP. Grant recommendations submitted by the Chairman are reviewed and then approved, adjusted or rejected by the Committee. RSUs awarded under this program are subject to a five-year vesting schedule with one-third vesting on the third, fourth and fifth anniversaries of the grant date, and are limited to no more than 15,000 RSUs to any one employee in a calendar year.

2012 Equity Awards

Executive	Equity Award (Stock Options)		Chairman's Award (RSUs)		Total Value 2012 Equity Awards
	Value[1]	#	Value	#	
Douglas R. Oberhelman	$10,780,000	275,000	$ N/A	N/A	$10,780,000
Richard P. Lavin	$ 4,290,222	152,409	$128,275	1,250	$ 4,418,497
Stuart L. Levenick	$ 2,290,221	58,424	$128,275	1,250	$ 2,418,496
Edward J. Rapp	$ 2,372,188	60,515	$256,550	2,500	$ 2,628,738
Gerard R. Vittecoq	$ 2,372,188	60,515	$256,550	2,500	$ 2,628,738
Steven H. Wunning	$ 2,372,188	60,515	$256,550	2,500	$ 2,628,738

[1] Grant date fair market value determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation (FASB ASC Topic 718).

Stock Ownership Requirements

The Committee establishes stock ownership requirements for all NEOs receiving equity compensation. NEOs are required to own shares or share equivalents of Caterpillar stock equal to a minimum of 50 percent of the average number of shares or units granted to the NEO during the last five years. NEOs' vested unexercised awards are not considered in determining whether these requirements are met. Failure to meet these requirements results in automatic grant reductions equal to the percentage shortfall in meeting the ownership requirement. Exceptions in the case of compelling circumstances must be approved by the Committee. Our stock ownership requirements are in the upper quartile of our peer group, and currently, all NEOs exceed the stock ownership requirements.

Long-Term Cash Performance Plan (LTCPP)

As part of its portfolio approach, the Committee approves cash awards under the LTCPP, which are tied to long-term Company performance over a three-year performance cycle. Each year, the Committee establishes a target opportunity for NEOs (expressed as a percentage of base salary). The Committee also specifies two performance measures for the cycle and approves payout factors based on performance at the threshold, target and maximum levels. The LTCPP is different from the ESTIP because each measure within LTCPP triggers independently, but the threshold performance level must be met in order to receive a payout for that particular measure. Although increasingly larger payments are awarded when the target and maximum performance levels are achieved, the LTCPP payout amount can vary greatly from one year to the next based on achievement of goals from the prior three-year period. The LTCPP target for 2012, as a percentage of base salary was 170 percent for the CEO and 110 percent for the group presidents, which remained unchanged from the LTCPP targets established in 2011.

The Committee has the discretion to reduce individual LTCPP awards, but individual increases are not permitted; no adjustments were made to the 2012 LTCPP payouts to the NEOs. In addition, individual payouts are capped at $5.0 million.

2010-2012 LTCPP Cycle: At its February 2010 meeting, the Committee established relative PPS growth, measured against the LTCPP S&P peer group (described below), and M&PS Return on Assets (ROA) as the performance measures for the 2010-2012 cycle. Payouts were based on a range, expressed as a percentage of an NEO's target opportunity. For performance at the threshold level up to target, the payout range was 50 percent to 99.99 percent of target; for target to maximum performance, the payout range was 100 percent to 149.99 percent of target; and for maximum and greater performance, the payout range was 150 percent of target.

The following chart summarizes the 2010-2012 cycle, including the performance-based results:

Performance Measure	Weight	Performance Levels			Results	Payout Factor	Weighted Factor
		Threshold	Target	Max.			
ROA	50%	6%	8%	13%	9.3%	112.52%	
Relative PPS Growth (Measured against S&P Peer Group)	50%	25th percentile	50th percentile	75th percentile	Above 75th percentile	150%	131.26%

The following performance-based payouts resulted from the 2010-2012 LTCPP:

Executive	Performance-Based Payout (2010-2012 LTCPP)
Douglas R. Oberhelman	$2,917,822
Richard P. Lavin	$1,022,607
Stuart L. Levenick	$1,150,469
Edward J. Rapp	$1,028,184
Gerard R. Vittecoq	$1,553,106
Steven H. Wunning	$1,163,913

LTCPP S&P Peer Group

The following companies were selected by the Committee to compare Caterpillar's relative PPS growth because they are part of our specific industry and provide a more accurate comparison by minimizing market cycle fluctuations. There were no changes in the S&P Peer Group from 2011 to 2012.

S&P Peer Group		
• 3M Company	• General Electric Company	• Navistar International Corporation
• Cummins Inc.	• Honeywell International Inc.	• PACCAR Inc
• Danaher Corporation	• Illinois Tool Works Inc.	• Pall Corporation
• Deere & Company	• Ingersoll-Rand Company Limited	• Parker-Hannifin Corporation
• Dover Corporation	• ITT Corporation	• Textron Inc.
• Eaton Corporation	• Johnson Controls, Inc.	• United Technologies Corporation

2011-2013 LTCPP Cycle: Following a comprehensive review of executive compensation completed by Meridian in 2010, management recommended to the Committee that beginning with the 2011-2013 LTCPP cycle, the LTCPP performance measures should be ROA, excluding the impact of the Bucyrus acquisition, and Total Shareholder Return (TSR) measured against the companies within the S&P 500, each weighted 50 percent. TSR is the combined impact of stock price appreciation and dividends paid and is a measure used to compare the performance of different companies over time.

The Committee approved the following payout ranges for the 2011-2013 cycle, expressed as a percentage of an NEO's target opportunity: threshold level up to target performance level, 30 percent to 99.99 percent; target to maximum performance level, 100 percent to 199.99 percent; and maximum and greater performance, 200 percent.

2012-2014 LTCPP Cycle: The 2012-2014 LTCPP cycle also includes ROA and TSR measured against companies within the S&P 500, each weighted 50 percent. The Committee approved the same range of payouts as the 2011-2013 LTCPP cycle and established performance levels to focus management on improved performance. The target level was designed to be reasonably achievable with strong management performance, while the maximum level was designed to be difficult to achieve. The threshold and target performance levels for TSR were increased from 2011-2013 to encourage superior results.

2012 Performance Considerations

Chairman and CEO Performance Considerations

The Board, excluding the CEO, all of whom are independent directors, conducts the CEO's performance evaluation which is based on objective and subjective criteria including:

- Caterpillar's financial performance.
- The accomplishment of Caterpillar's long-term strategic objectives.
- The achievement of individual goals set at the beginning of each year.
- The development of Caterpillar's top management team.

Prior to the Board's evaluation of the CEO's performance and its approval of his compensation, the Committee evaluates CEO compensation using the benchmarking information discussed above and also conducts an initial performance review. The Committee makes a preliminary compensation recommendation to the Board based on this initial evaluation and performance review. In February 2013, the Board reviewed the Committee's assessment of Mr. Oberhelman's performance and approved his annual incentive compensation. In making these determinations, the Board noted that the most critical results for Mr. Oberhelman's 2012 performance were:

- Delivered superior results and grew the Company's profitability.
  - o Record 2012 sales and revenues, up 10 percent from 2011.
  - o Record 2012 profit per share of $8.48, up 15 percent from $7.40 in 2011.
- Quality levels exceeded targets.
- Smooth introduction of Tier 4 Interim products and continued development of Tier 4 Final products.
- Led the deployment of leadership development programs to ensure an effective talent pipeline.
- Focused on customer and supplier collaboration through attendance at over 150 customer, dealer and supplier events in 2012.
- Successfully completed divestitures related to portions of the Bucyrus distribution business.
- Ensured that Caterpillar continues to be a leading voice on public policy issues that affect the Company.

Other NEO Performance Considerations

The CEO presents a performance evaluation and recommends compensation adjustments to the Committee based on objective and subjective criteria for each NEO. In February 2013, the CEO met with the Committee to share his evaluations of the other NEOs and discuss performance-based compensation adjustments. The Committee approved the other NEOs' annual incentive compensation and proposed adjustments for 2013 based on performance and the benchmarking information discussed above. In making these determinations, the Committee noted that the most critical results for each NEO's 2012 performance were:

Richard P. Lavin, Group President

- Safety results exceeded targets.
- Successful launch of Tier 4 Interim products.
- Continued focus on quality — as delivered quality and reliability exceeded target levels.

Stuart L. Levenick, Group President

- Cost management targets exceeded.
- Successfully led the expansion of the Parts Distribution global footprint.
- Price realization for Machines, Engines & Parts exceeded targets.

Edward J. Rapp, Group President and Chief Financial Officer

- Financial Products Division accountable profit and return on equity exceeded targets.
- Active in the successful implementation of Caterpillar's leadership development program.
- Led improvement in supplier collaboration.

Gerard R. Vittecoq, Group President

- Superior financial performance — accountable profit, return on sales, and OPACC each exceeded targets.
- Successfully introduced Tier 4 Interim products to the market and exceeded quality targets.
- Cost management targets exceeded.

Steven H. Wunning, Group President

- Successfully launched NPI programs on-time in 2012 as part of deployment of Tier 4 products.
- Continued focus on quality — as delivered quality and reliability exceeded target levels.
- Provided effective leadership for the divestiture of portions of the Bucyrus distribution business.

Post-Termination and Change in Control Benefits

Except for customary provisions in employee benefit plans and as required by applicable law, the NEOs do not have any pre-existing executive severance packages or contracts, however, the Committee will consider the particular facts and circumstances of an NEO's separation to determine whether payment of any severance or other benefit to such NEO is appropriate. As required under Swiss law, Mr. Vittecoq has an employment contract, which provides for certain post-termination benefits. Change in control benefits are provided under our long-term and short-term plans and represent customary provisions for these types of plans and have no direct correlation with other compensation decisions. These change in control provisions generally provide accelerated vesting and maximum payout under the incentive plans, but are subject to a "double trigger," whereby both a change in control and involuntary termination of employment without cause are needed to trigger such provisions. There is no cash severance or other benefits for termination, related to change in control beyond what is provided for under LTIP and ESTIP. Additional information is disclosed in the "Potential Payments Upon Termination or Change in Control" section on page 51 of this proxy statement.

In the event of a change in control, maximum payouts are provided for amounts payable under the LTIP and ESTIP.

- LTIP allows for the maximum performance level to be paid under each open plan cycle of the LTCPP, prorated based on the time of active employment during the performance cycle.
- All unvested stock options, stock appreciation rights, restricted stock and restricted stock units vest immediately.
- Options and stock appreciation rights remain exercisable over the normal life of the grant.
- ESTIP allows for the maximum award opportunity, prorated based on the individual's time of employment from the beginning of the performance period through the later of: (1) the change in control or (2) termination of employment, subject to a maximum of $4.0 million in any single year.

In connection with Mr. Lavin's retirement, the Committee approved the grant of the stock option discussed above under "Long-Term Incentive Compensation," the accelerated vesting of approximately 2,857 shares of restricted stock and restricted stock units, representing all of the outstanding awards previously granted to Mr. Lavin pursuant to the Chairman's Award Program and a supplemental pension benefit. The supplemental pension benefit is equal to the difference between (i) the amount of pension benefits that would be payable to Mr. Lavin under the Caterpillar Inc. Retirement Income Plan and Caterpillar Inc. Supplemental Retirement Plan (collectively, the "Pension Plans") assuming that Mr. Lavin had earned 35 years of service for benefit accrual purposes under the Pension Plans and had attained age 65 as of his retirement date and (ii) the amount actually payable to Mr. Lavin under the Pension Plans. Mr. Lavin's receipt of the benefits described above were conditioned on Mr. Lavin retiring from the Company on December 31, 2012 and not resigning from the Company or being terminated by the Company for "cause" prior to the scheduled retirement date. The benefits were also conditioned on Mr. Lavin providing a general release of claims in favor of the Company and Mr. Lavin's agreement to various restrictive covenants, including covenants relating to non-competition, non-solicitation and cooperation. In approving the award, the Committee considered Mr. Lavin's years of service with the Company, including his leadership, strategic vision and contributions to the growth of the Company's operations and presence in developing markets, particularly Asia.

In connection with Mr. Vittecoq's upcoming retirement, the Committee approved the accelerated vesting of Mr. Vittecoq's 2013 equity grant and approximately 3,000 shares of restricted stock units, representing all of the outstanding awards previously granted to Mr. Vittecoq pursuant to the Chairman's Award Program. In providing this approval, the Committee considered Mr. Vittecoq's years of service with the Company, including his leadership, and focus on improving product quality and a culture of safety by driving the integration of the Caterpillar Production System around the world. In addition, the Committee awarded him a one-time payment of 3,328,822 Swiss Francs, which translated into approximately $3,644,749 as of December 31, 2012. As described previously, Mr. Vittecoq is on the Swiss payroll, which does not have a supplemental pension plan. As a result, this payment is intended to place Mr. Vittecoq in the same position that he would have occupied had he, like the other NEOs, had the opportunity to participate in the Company's supplemental pension plan.

Retirement and Other Benefits

The defined contribution and defined benefit plans available to the NEOs (excluding Mr. Vittecoq) are also available to many U.S. Caterpillar management and salaried employees. Under these plans, the pension benefit is calculated based on years of service and final average monthly earnings during the highest five of the final ten years. The change in Mr. Oberhelman's pension value of $4,636,668 in 2012 compared to $2,080,873 in 2011, as shown in the "2012 Summary Compensation Table" on page 44, was primarily due to an increase in his annual pensionable earnings resulting from an additional year of compensation as CEO. All of the NEOs, excluding Mr. Vittecoq, participate in the U.S. retirement plans described in the table below. Mr. Vittecoq participates in Caprevi, Prevoyance Caterpillar (Swiss retirement plan) and the Swiss Employees' Investment Plan (Swiss retention plan), which are available to all other Swiss management-level employees.

Plan Type	Title	Description
Pension	Retirement Income Plan (RIP)	Defined benefit pension plan under which benefit amounts are not offset for any Social Security benefits. RIP was closed to new entrants, effective January 1, 2011. All NEOs participate in this plan and, subject to the Company's right to amend or terminate the plan, continue to earn benefits under RIP until the earlier of separation or December 31, 2019.
	Supplemental Retirement Plan (SERP)	Non-qualified defined benefit pension plan that works in tandem with RIP. SERP provides additional pension benefits if the NEO's benefit is limited due to the compensation and annual benefit limits imposed on RIP by the tax code. SERP also pays a benefit that would otherwise have been paid under RIP but for (1) the NEO's deferral of compensation under SDCP, SEIP or DEIP and (2) exclusions of lump sum discretionary awards and variable base pay from RIP earnings. As with RIP, SERP was closed to new entrants effective January 1, 2011. Subject to the Company's right to amend or terminate the plan, all NEOs continue to earn SERP benefits until the earlier of separation or December 31, 2019.
Savings	Caterpillar 401(k) Savings Plan	U.S.-based NEOs are eligible to participate in the Caterpillar 401(k) Savings Plan under which the Company matches 50 percent of the first six percent of pay contributed to the savings plan.
	Supplemental Deferred Compensation Plan (SDCP)	All U.S.-based NEOs are eligible to participate in SDCP, which provides the opportunity to make deferrals of base salary in excess of the limits imposed on the 401(k) Savings Plan by the tax code and to elect deferrals of ESTIP and LTCPP awards. Under the terms of SDCP, supplemental base pay deferrals earn matching contributions at a rate of three percent of the deferred amount, supplemental ESTIP deferrals earn matching contributions at a rate of 50 percent of the first six percent of ESTIP deferrals and excess base pay deferrals are matched 50 percent.
	Supplemental (SEIP) and Deferred (DEIP) Employees' Investment Plan	All U.S.-based NEOs were previously eligible to participate in SEIP and DEIP. These plans were frozen in March 2007. Compensation deferred into SEIP and DEIP prior to January 1, 2005, remains in SEIP and DEIP.

Perquisites

The Company provides NEOs a limited number of perquisites that the Committee believes are reasonable and consistent with the overall compensation program and those commonly provided in the marketplace. The Committee annually reviews the levels of perquisites provided to the NEOs which include home security systems, parking and limited personal use of the Company aircraft and ground transportation. These perquisites are provided to attract and retain talented executive officers, for security purposes and to allow the NEOs to devote additional time to Caterpillar business. Costs associated with these perquisites are included in the "2012 All Other Compensation Table" on page 45.

Tax Implications: Deductibility of NEO Compensation

Under Section 162(m) of the Internal Revenue Code, generally NEO compensation over $1.0 million for any year is not deductible for United States income tax purposes. However, performance-based compensation is exempt from the deduction limit if certain requirements are met. The goal of the Committee is to structure compensation to take advantage of this exemption under Section 162(m) to the extent practicable. However, the Committee may elect to provide compensation outside those requirements when necessary to achieve its compensation objectives. Substantially all 2012 NEO compensation is intended to qualify as performance-based compensation under Section 162(m) or otherwise not exceed $1.0 million, except RSUs granted under the Chairman's Award program and the CEO's base salary.

Compensation Recoupment Policy

Under the Company's compensation recoupment policy, the Board will require reimbursement of any bonus or incentive compensation awarded to an officer or cancel unvested restricted or deferred stock awards previously granted to the officer if all of the following apply:

- The amount of the bonus, incentive compensation or stock award was calculated based on the achievement of certain financial results that were subsequently the subject of a restatement.

- The officer engaged in intentional misconduct that caused or partially caused the need for the restatement.

- The amount of the bonus, incentive compensation or stock award that would have been awarded to the officer had the financial results been properly reported would have been lower than the amount actually awarded.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the CD&A included in this proxy statement with management and is satisfied that the CD&A fairly and completely represents the philosophy, intent and actions of the Committee with regard to executive compensation. Based on such review and discussion, we recommend to the Board that the CD&A be included in this proxy statement and the Company's Annual Report on Form 10-K for filing with the SEC.

By the members of the Compensation
Committee consisting of:

David R. Goode (Chairman)

David L. Calhoun　　　*Miles D. White*　　　*Joshua I. Smith*

Executive Compensation Tables

2012 Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards[1]	Option Awards[2]	Non-Equity Incentive Plan Compensation[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4]	All Other Compensation[5]	Total
Douglas R. Oberhelman Chairman & CEO	2012	$1,562,508	$ —	$ —	$10,780,000	$5,049,988	$4,636,668	$ 345,580	$22,374,744
	2011	$1,429,506	$ —	$ —	$ 8,309,208	$4,934,935	$2,080,873	$ 147,501	$16,902,023
	2010	$1,084,448	$ —	$494,608	$ 6,074,611	$2,727,563	$ 105,345	$ 63,725	$10,550,300
Richard P. Lavin Group President	2012	$ 816,210	$ —	$128,275	$ 4,290,222	$1,626,271	$4,001,232	$1,013,268	$11,875,478
	2011	$ 723,504	$142,350	$ 57,585	$ 1,971,262	$1,988,060	$ 731,176	$ 363,873	$ 5,977,810
	2010	$ 584,004	$ 38,500	$223,202	$ 2,886,780	$1,377,730	$ 152,994	$ 88,590	$ 5,351,800
Stuart L. Levenick Group President	2012	$ 865,182	$ —	$128,275	$ 2,290,221	$1,849,220	$1,418,318	$ 122,305	$ 6,673,521
	2011	$ 794,652	$100,000	$ 57,585	$ 2,065,254	$2,088,945	$ 956,381	$ 122,743	$ 6,185,560
	2010	$ 729,996	$ —	$173,761	$ 3,008,526	$1,722,141	$ 186,811	$ 93,515	$ 5,914,750
Edward J. Rapp Group President & CFO	2012	$ 827,757	$ —	$256,550	$ 2,372,188	$1,961,748	$1,396,792	$ 103,173	$ 6,918,208
	2011	$ 723,504	$186,211	$115,170	$ 2,065,254	$1,880,108	$ 789,978	$ 90,713	$ 5,850,938
	2010	$ 584,004	$ —	$248,720	$ 3,252,017	$1,377,730	$ 108,223	$ 101,432	$ 5,672,126
Gerard R. Vittecoq[6] Group President	2012	$1,145,790	$ —	$256,550	$ 2,372,188	$3,111,768	$ 391,297	$ 68,423	$ 7,346,016
	2011	$1,035,476	$226,549	$ 57,585	$ 2,065,254	$3,067,049	$1,388,869	$ 66,928	$ 7,907,710
	2010	$ 988,777	$ 49,424	$173,761	$ 2,886,780	$2,496,932	$ 954,012	$ 41,377	$ 7,591,063
Steven H. Wunning Group President	2012	$ 881,496	$ —	$256,550	$ 2,372,188	$2,120,882	$1,546,564	$ 166,564	$ 7,344,244
	2011	$ 806,199	$170,000	$ 86,378	$ 2,159,283	$2,264,944	$ 695,886	$ 107,833	$ 6,290,523
	2010	$ 729,996	$ —	$173,761	$ 3,008,526	$1,722,141	$ —	$ 97,837	$ 5,732,261

[1] The amounts in this column represent restricted stock units granted under the Caterpillar Inc. 2006 Long-Term Incentive Plan (LTIP) that are valued based on the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation (FASB ASC Topic 718). For the restricted stock unit awards, the aggregate grant date fair value was calculated based on the fair market value (average of the high and low price) of Caterpillar stock on the award date of May 1, 2012 ($102.62 per share).

[2] The amounts reported in this column represent stock options granted under the LTIP that are valued based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions made in the calculation of these amounts are included in Note 2 "Stock based compensation" to the Company's consolidated financial statements for the fiscal year ended December 31, 2012, included in the Company's Form 10-K filed with the SEC on February 19, 2013.

[3] The amounts in this column reflect cash payments made to NEOs under ESTIP in 2013 with respect to 2012 performance and under the LTCPP with respect to performance over a three year plan cycle from 2010 through 2012 as follows: Mr. Oberhelman $2,132,166/ESTIP and $2,917,822/LTCPP; Mr. Lavin $603,664/ESTIP and $1,022,607/LTCPP; Mr. Levenick $698,751/ESTIP and $1,150,469/LTCPP; Mr. Rapp $933,564/ESTIP and $1,028,184/LTCPP; Mr. Vittecoq $1,558,662/ESTIP and $1,553,106/LTCPP; Mr. Wunning $956,969/ESTIP and $1,163,913/LTCPP. All amounts reported for Mr. Vittecoq were paid in Swiss Francs and have been converted to U.S. dollars as disclosed in footnote 6 below.

[4] Because NEOs do not receive "preferred" or "above market" earnings on compensation deferred into SDCP, SEIP and/or DEIP, the amount shown represents only the change between the actuarial present value of each officer's total accumulated pension benefit between December 31, 2011 and December 31, 2012. The amount assumes the pension benefit is payable at each NEO's earliest unreduced retirement age based upon the officer's current pensionable earnings. The change in Mr. Oberhelman's pension value of $4,636,668 in 2012 compared to $2,080,873 in 2011 was primarily due to an increase in his annual pensionable earnings resulting from an additional year of compensation as CEO. Mr. Lavin retired effective December 31, 2012. Under the terms of an Equity Compensation and Supplemental Pension Agreement between Mr. Lavin and the Company, Mr. Lavin received a supplemental pension benefit equal to the difference between (1) the amount of pension benefits that would be payable under RIP and SERP assuming that Mr. Lavin had earned 35 years of service and had attained age 65 as of his retirement date and (2) the amount actually payable to Mr. Lavin under both plans. The amounts reported for Mr. Lavin reflect the terms of this agreement.

[5] All Other Compensation for 2012 consists of the following items detailed in a separate table appearing on page 45: Matching contributions to the Company's 401(k) plan, matching contributions to SDCP/EIP, corporate aircraft usage, ground transportation, home security and ISE allowances.

[6] All amounts reported for Mr. Vittecoq were paid in Swiss Francs and have been converted to U.S. dollars using the exchange rate in effect on December 31, 2012 (1 Swiss Franc = 1.09491 U.S. Dollars).

		2012 All Other Compensation Table					
Name	**Year**	**Matching Contributions 401(k)**	**Matching Contributions SDCP/EIP**	**Corporate Aircraft/ Transportation[2]**	**Home Security[3]**	**Other[4]**	**Total All Other Compensation**
Douglas R. Oberhelman	2012	$ 7,760	$136,797	$105,006	$ 94,397	$ 1,620	$ 345,580
	2011	$ 6,840	$ 48,980	$ 69,307	$ 20,754	$ 1,620	$ 147,501
	2010	$14,700	$ —	$ 45,000	$ 2,405	$ 1,620	$ 63,725
Richard P. Lavin	2012	$ 8,015	$ 54,772	$ 9,258	$ 48,174	$893,049	$1,013,268
	2011	$ 6,061	$ 35,816	$ 24,380	$ 1,063	$296,553	$ 363,873
	2010	$14,700	$ 20,340	$ 3,125	$ 1,063	$ 49,362	$ 88,590
Stuart L. Levenick	2012	$ 7,169	$ 55,038	$ 56,323	$ 2,155	$ 1,620	$ 122,305
	2011	$ 7,350	$ 43,315	$ 69,430	$ 1,028	$ 1,620	$ 122,743
	2010	$14,700	$ —	$ 76,167	$ 1,028	$ 1,620	$ 93,515
Edward J. Rapp	2012	$ 7,953	$ 51,847	$ 41,648	$ 825	$ 900	$ 103,173
	2011	$ 6,797	$ 35,816	$ 46,375	$ 825	$ 900	$ 90,713
	2010	$14,700	$ 20,340	$ 64,667	$ 825	$ 900	$ 101,432
Gerard R. Vittecoq	2012	$ N/A[1]	$ 54,998	$ 13,424	$ —	$ —	$ 68,422
	2011	$ N/A[1]	$ 49,703	$ 17,225	$ —	$ —	$ 66,928
	2010	$ N/A[1]	$ 41,377	$ —	$ —	$ —	$ 41,377
Steven H. Wunning	2012	$ 7,149	$ 60,674	$ 96,221	$ —	$ 2,520	$ 166,564
	2011	$ 6,438	$ 43,661	$ 56,114	$ —	$ 1,620	$ 107,833
	2010	$14,700	$ 29,100	$ 52,417	$ —	$ 1,620	$ 97,837

[1] Mr. Vittecoq participates in a non-U.S. Employee Investment Plan.

[2] Several of our NEOs serve as board members for other corporations at the request of the Company, and the personal usage noted above primarily consists of NEO flights to attend these outside board meetings. Under the rules of the SEC, use of aircraft for this purpose is deemed to be personal, even though Caterpillar considers these flights beneficial to the Company and for a business purpose. Other personal usage is limited to the NEOs, their spouses or other guests, and CEO approval is required for all personal use. The value of personal aircraft usage reported above is based on Caterpillar's incremental cost per flight hour, including the weighted average variable operating cost of fuel, oil, aircraft maintenance, landing and parking fees, related ground transportation, catering and other smaller variable costs. Occasionally, a spouse or other guest may accompany the NEO, and if the Company aircraft is already scheduled for business purposes and can accommodate additional passengers, no additional variable operating cost is incurred. Mr. Oberhelman and the Company have a time-sharing lease agreement, pursuant to which certain costs associated with those flights are reimbursed by Mr. Oberhelman to the Company in accordance with the agreement. Other ground transportation charges for NEOs, their spouses or other guests, are also included.

[3] Amounts reported for Home Security represent the cost provided by an outside security provider for hardware and monitoring service. Mr. Oberhelman and Mr. Lavin incurred additional security costs in 2012 relating to one time hardware installations. The incremental cost associated with the home security services is determined based upon the amounts paid to the outside service provider.

[4] Mr. Lavin was previously an International Service Employee (ISE) based in Hong Kong. The amount shown includes $891,429 of foreign service allowances typically paid by the Company on behalf of ISEs, including allowances paid to Mr. Lavin for mobility premiums, housing, moving expenses, home leave, and foreign and U.S. taxes. These allowances are intended to ensure that our ISEs are in the same approximate financial position as they would have been if they lived in the U.S. during the time of their international service.

The amount shown also includes the premium cost of Company provided basic life insurance under a Group Variable Universal Life policy. The coverage amount is two times base salary, capped at $500,000. The premium cost is as follows: Mr. Oberhelman $1,620; Mr. Lavin $1,620; Mr. Levenick $1,620; Mr. Rapp $900; and Mr. Wunning $2,520. Mr. Vittecoq is not covered under a Company sponsored life insurance product.

Grants of Plan-Based Awards in 2012								
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			All Other Stock Awards: Number of Shares of Stock or Units[4]	All Other Option Awards: Number of Securities Underlying Options[5]	Exercise or Base Price of Option Awards ($/share)	Grant Date Fair Value of Stock and Option Awards ($)[6]
Name	Grant Date	Threshold	Target	Maximum				
Douglas R. Oberhelman	LTCPP[2]	$809,629	$2,698,764	$5,000,000	—	—	$ —	$ —
	ESTIP[3]	$703,129	$2,343,762	$4,000,000	—	—	$ —	$ —
	03/05/2012	$ —	$ —	$ —	—	275,000	$110.09	$10,780,000
Richard P. Lavin	LTCPP[2]	$272,738	$ 909,126	$1,818,252	—	—	$ —	$ —
	ESTIP[3]	$244,863	$ 816,210	$1,632,420	—	—	$ —	$ —
	03/05/2012	$ —	$ —	$ —	—	58,424	$110.09	$ 2,290,221
	05/01/2012	$ —	$ —	$ —	1,250	—	$ —	$ 128,275
	11/05/2012	$ —	$ —	$ —	—	93,985	$ 86.77	$ 2,000,001
Stuart L. Levenick	LTCPP[2]	$289,102	$ 963,673	$1,927,345	—	—	$ —	$ —
	ESTIP[3]	$259,555	$ 865,182	$1,730,364	—	—	$ —	$ —
	03/05/2012	$ —	$ —	$ —	—	58,424	$110.09	$ 2,290,221
	05/01/2012	$ —	$ —	$ —	1,250	—	$ —	$ 128,275
Edward J. Rapp	LTCPP[2]	$277,395	$ 924,650	$1,849,300	—	—	$ —	$ —
	ESTIP[3]	$248,327	$ 827,757	$1,655,514	—	—	$ —	$ —
	03/05/2012	$ —	$ —	$ —	—	60,515	$110.09	$ 2,372,188
	05/01/2012	$ —	$ —	$ —	2,500	—	$ —	$ 256,550
Gerard R. Vittecoq	LTCPP[2]	$382,312	$1,274,375	$2,548,749	—	—	$ —	$ —
	ESTIP[3]	$343,239	$1,144,129	$2,288,257	—	—	$ —	$ —
	03/05/2012	$ —	$ —	$ —	—	60,515	$110.09	$ 2,372,188
	05/01/2012	$ —	$ —	$ —	2,500	—	$ —	$ 256,550
Steven H. Wunning	LTCPP[2]	$294,553	$ 981,842	$1,963,685	—	—	$ —	$ —
	ESTIP[3]	$264,449	$ 881,496	$1,762,992	—	—	$ —	$ —
	03/05/2012	$ —	$ —	$ —	—	60,515	$110.09	$ 2,372,188
	05/01/2012	$ —	$ —	$ —	2,500	—	$ —	$ 256,550

[1] The amounts reported in this column represent estimated potential awards under the LTCPP and ESTIP.

[2] The LTCPP estimates are based upon a predetermined percentage of an executive's base salary throughout the three-year performance cycle, and actual payouts will be determined based on Caterpillar's achievement of specified performance levels (total shareholder return and return on assets) over the three-year performance period. The threshold amount is earned if at least 30 percent of the targeted performance level is achieved. The target amount is earned if at least 100 percent of the targeted performance level is achieved. The maximum award is earned if at least 200 percent or greater of the targeted performance level is achieved. Base salary levels for 2012 were used to calculate the estimated dollar value of future payments for the 2012 to 2014 performance cycle. Mr. Lavin and Mr. Vittecoq's potential payout under the 2012 to 2014 performance cycle will be prorated for the time they were an active employee during the plan cycle.

[3] The ESTIP estimates are based upon the executive's base salary for 2012, and, the actual payout was based on the achievement of a corporate Operating Profit After Capital Charge (OPACC) performance metric for the CEO, and a combination of a corporate OPACC performance metric and specific business unit performance measures for each Group President. Please refer to page 36 of the CD&A for a detailed explanation of the various business unit metrics. Prior to any ESTIP payout, a performance trigger of $3.50 profit per share must be achieved for all NEOs. For the 2012 ESTIP, the threshold amount was earned if at least 30 percent of the targeted performance level was achieved. The target amount was earned if at least 100 percent of the targeted performance level was achieved. The maximum award was earned if at least 200 percent or greater of the targeted performance level was achieved, with a plan cap set at $4.0 million. The 2012 ESTIP performance metrics were achieved, and the actual cash payouts for the 2012 plan year is included in the column "Non-Equity Incentive Plan Compensation" of the "2012 Summary Compensation Table."

[4] RSUs were granted to the NEOs under the LTIP pursuant to the Chairman's Award program. The actual realizable value of the RSU will depend on the fair market value of Caterpillar stock at the time of vesting. The Chairman's Award RSUs vest over a five-year period, with one third vesting after three years from the grant date, one third vesting on the fourth year from the grant date and the final third vesting on the fifth year from the grant date.

[5] Amounts reported represent stock options granted under the LTIP. The exercise price for all stock options granted to the NEOs is the closing price of Caterpillar stock on the grant date ($110.09). All stock options granted to the NEOs will vest three years from the grant date. The actual realizable value of the options will depend on the fair market value of Caterpillar stock at the time of exercise.

[6] The amounts shown do not reflect realized compensation by the NEO. The amounts shown represent the value of the stock option awards granted to the NEOs based upon the grant date fair market value of the award as determined in accordance with FASB ASC Topic 718. The fair market value for the RSUs granted under the Chairman's Award program is based upon the average of the high and low price of Caterpillar stock ($102.62) on the award date of May 1, 2012.

Outstanding Equity Awards at 2012 Fiscal Year-End								
			Option Awards				Stock Awards	
			Number of Securities Underlying Unexercised SARs/Options					
Name	Grant Date	Vesting Date	Exercisable	Unexercisable	SAR/Option Exercise Price	SAR/Option Expiration Date[1]	Number of Shares or Units of Stock That Have Not Vested[2]	Market Value of Shares or Units of Stock That Have Not Vested[3]
Douglas R. Oberhelman	06/08/2004	12/31/2004	140,000	—	$ 38.6275	06/08/2014	—	$ —
	02/18/2005	02/18/2005	140,000	—	$ 45.6425	02/18/2015	—	$ —
	02/17/2006	02/17/2009	110,000	—	$ 72.0500	02/17/2016	—	$ —
	03/02/2007	03/02/2010	125,884	—	$ 63.0400	03/02/2017	—	$ —
	03/03/2008	03/03/2011	115,484	—	$ 73.2000	03/03/2018	—	$ —
	03/02/2009	03/02/2012	166,252	—	$ 22.1700	03/02/2019	—	$ —
	03/01/2010	03/01/2013	—	272,282	$ 57.8500	03/01/2020	—	$ —
	03/07/2011	03/07/2014	—	226,224	$102.1300	03/07/2021	—	$ —
	03/05/2012	03/05/2015	—	275,000	$110.0900	03/05/2022	—	$ —
	—	—	—	—	$ —	—	9,271[4]	$830,774
Richard P. Lavin	02/17/2006	02/17/2009	48,000	—	$ 72.0500	02/17/2016	—	$ —
	03/02/2007	03/02/2010	47,580	—	$ 63.0400	03/02/2017	—	$ —
	03/03/2008	03/03/2011	111,294	—	$ 73.2000	03/03/2018	—	$ —
	03/02/2009	03/02/2012	82,972	—	$ 22.1700	03/02/2019	—	$ —
	03/01/2010	03/01/2013	—	129,394	$ 57.8500	03/01/2020	—	$ —
	03/07/2011	03/07/2014	—	53,669	$102.1300	03/07/2021	—	$ —
	03/05/2012	03/05/2015	—	58,424	$110.0900	03/05/2022	—	$ —
	11/05/2012	—[10]	—	93,985	$ 86.7700	11/05/2017	—	$ —
	—	—	—	—	$ —	—	6,114[5]	$547,876
Stuart L. Levenick	02/18/2005	02/18/2005	130,000	—	$ 45.6425	02/18/2015	—	$ —
	02/17/2006	02/17/2009	105,000	—	$ 72.0500	02/17/2016	—	$ —
	03/02/2007	03/02/2010	124,396	—	$ 63.0400	03/02/2017	—	$ —
	03/03/2008	03/03/2011	115,484	—	$ 73.2000	03/03/2018	—	$ —
	03/02/2009	03/02/2012	148,722	—	$ 22.1700	03/02/2019	—	$ —
	03/01/2010	03/01/2013	—	134,851	$ 57.8500	03/01/2020	—	$ —
	03/07/2011	03/07/2014	—	56,228	$102.1300	03/07/2021	—	$ —
	03/05/2012	03/05/2015	—	58,424	$110.0900	03/05/2022	—	$ —
	—	—	—	—	$ —	—	5,007[6]	$448,677
Edward J. Rapp	06/08/2004	12/31/2004	60,000	—	$ 38.6275	06/08/2014	—	$ —
	02/18/2005	02/18/2005	60,000	—	$ 45.6425	02/18/2015	—	$ —
	02/17/2006	02/17/2009	48,000	—	$ 72.0500	02/17/2016	—	$ —
	03/02/2007	03/02/2010	47,044	—	$ 63.0400	03/02/2017	—	$ —
	03/03/2008	03/03/2011	109,898	—	$ 73.2000	03/03/2018	—	$ —
	03/02/2009	03/02/2012	148,722	—	$ 22.1700	03/02/2019	—	$ —
	03/01/2010	03/01/2013	—	129,394	$ 57.8500	03/01/2020	—	$ —
	03/07/2011	03/07/2014	—	56,228	$102.1300	03/07/2021	—	$ —
	03/05/2012	03/05/2015	—	60,515	$110.0900	03/05/2022	—	$ —
	—	—	—	—	$ —	—	8,098[7]	$725,662

(table continued on next page)

Outstanding Equity Awards at 2012 Fiscal Year-End (continued)								
			Option Awards				Stock Awards	
			Number of Securities Underlying Unexercised SARs/Options					
Name	Grant Date	Vesting Date	Exercisable	Unexercisable	SAR/Option Exercise Price	SAR/Option Expiration Date[1]	Number of Shares or Units of Stock That Have Not Vested[2]	Market Value of Shares or Units of Stock That Have Not Vested[3]
Gerard R. Vittecoq	06/08/2004	12/31/2004	126,000	—	$ 38.6275	06/08/2014	—	$ —
	02/18/2005	02/18/2005	130,000	—	$ 45.6425	02/18/2015	—	$ —
	02/17/2006	02/17/2009	95,000	—	$ 72.0500	02/17/2016	—	$ —
	03/02/2007	03/02/2010	109,516	—	$ 63.0400	03/02/2017	—	$ —
	03/03/2008	03/03/2011	111,294	—	$ 73.2000	03/03/2018	—	$ —
	03/02/2009	03/02/2012	156,962	—	$ 22.1700	03/02/2019	—	$ —
	03/01/2010	03/01/2013	—	129,394	$ 57.8500	03/01/2020	—	$ —
	03/07/2011	03/07/2014	—	56,228	$102.1300	03/07/2021	—	$ —
	03/05/2012	03/05/2015	—	60,515	$110.0900	03/05/2022	—	$ —
	—	—	—	—	$ —	—	6,257[8]	$ 560,690
Steven H. Wunning	02/18/2005	02/18/2005	130,000	—	$ 45.6425	02/18/2015	—	$ —
	02/17/2006	02/17/2009	95,000	—	$ 72.0500	02/17/2016	—	$ —
	03/02/2007	03/02/2010	124,694	—	$ 63.0400	03/02/2017	—	$ —
	03/03/2008	03/03/2011	111,294	—	$ 73.2000	03/03/2018	—	$ —
	03/02/2009	03/02/2012	148,722	—	$ 22.1700	03/02/2019	—	$ —
	03/01/2010	03/01/2013	—	134,851	$ 57.8500	03/01/2020	—	$ —
	03/07/2011	03/07/2014	—	58,788	$102.1300	03/07/2021	—	$ —
	03/05/2012	03/05/2015	—	60,515	$110.0900	03/05/2022	—	$ —
	—	—	—	—	$ —	—	6,507[9]	$ 583,092

[1] Except as noted in footnote 10, stock options granted in 2012 are exercisable three years after the grant date.

[2] In addition to the RSUs granted in 2012 to the NEOs (reported in the 2012 Summary Compensation Table), the amounts shown also include the portion of any prior grants that were not vested as of December 31, 2012.

[3] The market value of the non-vested RSUs and restricted shares is calculated using the closing price of Caterpillar common stock on December 30, 2012 ($89.61 per share).

[4] This amount includes 9,271 RSUs scheduled to vest on March 1, 2013.

[5] This amount includes 3,257 RSUs scheduled to vest on March 1, 2013, 332 restricted shares and 259 RSUs scheduled to vest on April 1, 2013, 258 RSUs scheduled to vest on April 1, 2014, 258 RSUs scheduled to vest on April 1, 2015, 167 RSUs scheduled to vest on May 2, 2014, 167 RSUs scheduled to vest on May 2, 2015, 166 RSUs scheduled to vest on May 2, 2016, 417 RSUs scheduled to vest on May 1, 2015, 417 RSUs scheduled to vest on May 1, 2016, and 416 RSUs scheduled to vest on May 1, 2017. Upon Mr. Lavin's retirement, the RSUs and restricted shares will receive accelerated vesting and the shares will be released six months following his separation date in accordance with Internal Revenue Code (IRC) 409A.

[6] This amount includes 3,257 RSUs scheduled to vest on March 1, 2013, 167 RSUs scheduled to vest on May 1, 2014, 584 RSUs scheduled to vest on May 1, 2015, 583 RSUs scheduled to vest on May 1, 2016, and 416 RSUs scheduled to vest on May 1, 2017.

[7] This amount includes 3,257 RSUs scheduled to vest on March 1, 2013, 166 restricted shares scheduled to vest on April 1, 2013, 392 RSUs scheduled to vest on April 1, 2013, 392 RSUs scheduled to vest on April 1, 2014, 391 RSUs scheduled to vest on April1, 2015, 334 RSUs scheduled to vest on May 2, 2014, 333 RSUs scheduled to vest on May 2, 2015, 333 RSUs scheduled to vest on May 2, 2016, 834 RSUs scheduled to vest on May 1, 2015, 833 RSUs scheduled to vest on May 1, 2016, and 833 RSUs scheduled to vest on May 1, 2017.

[8] This amount includes 3,257 RSUs scheduled to vest on March 1, 2013, 167 RSUs scheduled to vest on May 2, 2014, 167 RSUs scheduled to vest on May 2, 2015, 166 RSUs scheduled to vest on May 2, 2016, 834 RSUs scheduled to vest on May 1, 2015, 833 RSUs scheduled to vest on May 1, 2016, and 833 RSUs scheduled to vest on May 1, 2017. Upon Mr. Vittecoq's retirement, the RSUs will receive accelerated vesting and the shares will be released six months following his separation date in accordance with IRC 409A.

[9] This amount includes 3,257 RSUs scheduled to vest on March 1, 2013, 250 RSUs scheduled to vest on May 2, 2014, 250 RSUs scheduled to vest on May 2, 2015, 250 RSUs scheduled to vest on May 2, 2016, 834 RSUs scheduled to vest on May 1, 2015, 833 RSUs scheduled to vest on May 1, 2016, and 833 RSUs scheduled to vest on May 1, 2017.

[10] Mr. Lavin's November 5, 2012 stock option grant has a five-year term and will vest if the Company's common stock achieves a per share closing price of at least $110.09 for twenty consecutive days or upon the death of Mr. Lavin.

2012 Option Exercises and Stock Vested

Name	Option Awards[1]		Stock Awards[2]	
	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Douglas R. Oberhelman	262,000	$18,285,065	7,335	$827,901
Richard P. Lavin	65,750	$ 4,206,705	7,227	$811,462
Stuart L. Levenick	—	$ —	6,561	$740,540
Edward J. Rapp	54,000	$ 3,936,614	7,060	$793,679
Gerard R. Vittecoq	—	$ —	7,687	$862,813
Steven H. Wunning	126,000	$ 9,130,817	6,561	$740,540

[1] Upon exercise, option holders may surrender shares to pay the option exercise price and satisfy income tax withholding requirements. The amounts shown are gross amounts absent netting for shares surrendered.

[2] Upon release of the restricted stock, shares are surrendered to satisfy income tax withholding requirements. The amounts shown are gross amounts absent netting for shares surrendered. The amount reported for Mr. Vittecoq includes a cash payment for the value of his equivalent restricted shares. Equivalent restricted shares were issued to Mr. Vittecoq prior to the granting of RSUs, as they provided a tax efficient award under Swiss tax law.

2012 Pension Benefits

Name	Plan Name[1]	Number of Years of Credited Service[2]	Present Value of Accumulated Benefit[3]	Payments During Last Fiscal Year
Douglas R. Oberhelman	RIP	35.00	$ 2,650,260	$ —
	SERP	35.00	$14,292,983	$ —
Richard P. Lavin	RIP	28.25	$ 2,305,967	$ —
	SERP	28.25	$ 8,392,874	$ —
Stuart L. Levenick	RIP	35.00	$ 2,650,260	$ —
	SERP	35.00	$ 8,308,595	$ —
Edward J. Rapp	RIP	33.50	$ 2,145,780	$ —
	SERP	33.50	$ 5,020,961	$ —
Gerard R. Vittecoq	Caprevi, Prevoyance	37.17	$14,992,192	$ —
Steven H. Wunning	RIP	35.00	$ 2,865,904	$ —
	SERP	35.00	$ 9,170,709	$ —

[1] Caterpillar Inc. Retirement Income Plan (RIP) is a noncontributory U.S. qualified defined benefit pension plan and the Supplemental Retirement Plan (SERP) is a U.S. non-qualified pension plan. The total benefit formula across both plans is 1.5 percent for each year of service (capped at 35 years) multiplied by the final average earnings during the highest five of the final ten years of employment. Final average earnings include base salary, short-term incentive compensation and deferred compensation. The employee's annual retirement income benefit under the qualified plan is restricted by the Internal Revenue Code limitations, and the excess benefits are paid from SERP. SERP is not funded. Mr. Vittecoq participates in Caprevi, Prevoyance Caterpillar, a Swiss pension benefit plan. The Swiss plan requires participants to contribute approximately seven percent of pensionable income to the plan. The benefit formula is 1.75 percent for each year of service multiplied by the final average earnings for the highest three years of a participant's career. Final average earnings consist of base salary and short-term incentive pay, reduced by a prescribed percentage to arrive at "salary considered for contribution." The benefit can be received in a 100 percent lump sum payment, 100 percent annuity, or a mix of 25 percent annuity and the remainder as a lump-sum.

[2] Mr. Oberhelman, Mr. Levenick, and Mr. Wunning have more than 35 years of service with the Company. Amounts payable under both RIP and SERP are based upon a maximum of 35 years of service. All RIP participants may receive their benefit immediately following termination of employment, or may defer benefit payments until any time between early retirement age and normal retirement age. SERP participants receive their benefit six months after their retirement date. Normal retirement age is defined as age 65 with five years of service. Early retirement is defined as: any age with 30 years of service, age 55 with 15 years of service or age 60 with 10 years of service. If a participant elects early retirement, benefits are reduced by four percent per year, before age 62. Currently, all NEOs are eligible to retire. Mr. Levenick, Mr. Oberhelman, Mr. Rapp and Mr. Wunning are eligible for early retirement, with a four percent reduction per year under age 62. Mr. Vittecoq is eligible under the Swiss pension plan for a retirement benefit with no reduction. Mr. Lavin retired effective December 31, 2012. Under the terms of an Equity Compensation and Supplemental Pension Agreement between Mr. Lavin and the Company, Mr. Lavin received a supplemental pension benefit equal to the difference between (1) the amount of pension benefits that would be payable under RIP and SERP assuming that Mr. Lavin had earned 35 years of service and had attained age 65 as of his retirement date and (2) the amount actually payable to Mr. Lavin under both plans. The amounts reported for Mr. Lavin reflect the terms of this agreement.

[3] The amount in this column represents the actuarial present value for each NEO's accumulated pension benefit on December 31, 2012. For each NEO, it assumes benefits are payable at each NEO's earliest unreduced retirement age based upon current level of pensionable income. The interest rate of 3.82 percent and the RP2000 combined healthy mortality table projected to 2020 using scale AA used in the calculations are based upon the FASB ASC 715 disclosure on December 31, 2012. Mr. Vittecoq's lump sum present value accumulated benefit is based upon the 12 month pension measurement date ending on December 31, 2012. The BVG 2010 generational mortality table and the Swiss disclosure interest rate of 1.75 percent were used to calculate Mr. Vittecoq's benefit.

2012 Nonqualified Deferred Compensation

Name	Plan Name	Executive Contributions in 2012[1]	Registrant Contributions in 2012[2]	Aggregate Earnings in 2012[3]	Aggregate Balance at 12/31/12[4]
Douglas R. Oberhelman	SDCP	$273,594	$136,797	$ (18,761)	$2,537,862
	SEIP	$ —	$ —	$ 12,421	$ 838,981
	DEIP	$ —	$ —	$ (72,927)	$1,658,350[5]
Richard P. Lavin	SDCP	$278,878	$ 54,772	$ (18,959)	$1,922,358
	SEIP	$ —	$ —	$ 4,561	$ 308,096
	DEIP	$ —	$ —	$ 305	$ 20,601
Stuart L. Levenick	SDCP	$110,077	$ 55,038	$ 560,759	$3,615,459
	SEIP	$ —	$ —	$ 5,173	$ 34,224
	DEIP	$ —	$ —	$ 398,289	$3,937,942
Edward J. Rapp	SDCP	$103,695	$ 51,847	$ 69,635	$2,337,680
	SEIP	$ —	$ —	$ 7,259	$ 59,515
	DEIP	$ —	$ —	$ 75,909	$ 715,495
Gerard R. Vittecoq	EIP	$ 68,747	$ 54,998	$ 22,110	$4,005,560
Steven H. Wunning	SDCP	$121,347	$ 60,674	$ 262,531	$3,231,055
	SEIP	$ —	$ —	$ 9,039	$ 548,400
	DEIP	$ —	$ —	$ 26,664	$1,512,662

[1] The Supplemental Deferred Compensation Plan (SDCP) is a non-qualified deferred compensation plan created in March of 2007 with a retroactive effective date of January 1, 2005, which effectively replaced the Supplemental Employees' Investment Plan (SEIP) and Deferred Employees' Investment Plan (DEIP). All future contributions will be made under SDCP.

[2] SDCP allows eligible U.S. employees, including all NEOs (except Mr. Vittecoq), to voluntarily defer a portion of their base salary and short-term incentive pay into the plan and receive a Company matching contribution. LTCPP pay may also be deferred, but does not qualify for any Company matching contributions. Mr. Vittecoq is a participant in a non-U.S. Employee Investment Plan that allows him to contribute a portion of his base salary to the plan and receive a Company matching contribution. Amounts deferred by executives in 2012 for base salary, short-term incentive pay and/or long-term cash performance payouts are included in the "2012 Summary Compensation Table." Matching contributions in non-qualified deferred compensation plans made by Caterpillar in 2012 are also included in the "2012 All Other Compensation Table" under the Matching Contributions SDCP column. SDCP participants may elect a lump sum payment, or an installment distribution payable for up to 15 years after separation.

[3] Aggregate earnings comprise interest, dividends, capital gains and appreciation/depreciation of investment results. The investment choices available to the participant mirror those of our 401(k) plan.

[4] Amounts in this column were previously reported in the Summary Compensation Table for the years 2010 — 2012 as follows: Mr. Oberhelman $557,330; Mr. Lavin $669,998; Mr. Levenick $295,059; Mr. Rapp $303,769; Mr. Vittecoq $336,281; and Mr. Wunning $371,204.

[5] This amount has been adjusted from the amount previously reported in the Company's 2012 proxy statement to reflect a 2012 transfer into the DEIP of amounts previously deferred by Mr. Oberhelman.

Potential Payments Upon Termination or Change in Control

General

Except for customary provisions in employee benefit plans and as required by law, Caterpillar does not have any pre-existing severance agreements or packages (such as golden parachutes) under which payments are to be made to any NEO upon a termination of employment or change in control. However, the Committee will consider the particular facts and circumstances of an NEO's separation to determine whether payment of any severance or other benefit to such NEO is appropriate. Potential payments to NEOs may be available under the terms of existing compensation and benefit programs in the case of termination (including voluntary separation, termination for cause or long-service separation) or a change in control of the Company. The terms applicable to these potential payments in various termination scenarios are discussed below.

Payments that would be provided to an NEO under plans generally available to management employees who are similarly situated to the NEOs in age, years of service, date of hire, etc. and that do not discriminate in favor of the NEOs (such as death and disability benefits, retiree medical and life insurance benefits) are not quantified in the following tabular information: The discussion below assumes that each NEO is eligible for benefits unless otherwise noted.

The following narrative and tabular information describes and quantifies certain payments and benefits that would become payable under existing plans and arrangements if the named executive's employment had terminated on December 31, 2012. The information is provided relative to the NEO's compensation and service levels as of the date specified. If applicable, they are based on the Company's closing stock price on December 31, 2012.

Terms of Potential Payments — Termination

The terms of potential payments to NEOs in each of the following termination scenarios under existing compensation and benefit programs follows:

- Voluntary Separation (resignation or termination without cause)

- Termination for Cause (termination)

- Long-Service Separation (retirement after age 55 with 5 or more years of Company service effective with the 2011 equity grant, and age 55 with 10 or more years of service for prior year grants).

Equity awards

Unvested equity awards granted to NEOs in accordance with the long-term plan become fully vested and exercisable upon Long-Service Separation. Upon Termination for Cause, equity awards that are outstanding (whether vested or unvested) will expire. Potential amounts and assumptions regarding equity awards are included in the "Potential Payments Upon Termination or Change in Control" table (Potential Payments table) on page 53. These terms are applicable to all employees covered by the LTIP.

Short-term incentive pay

In the event of Long-Service Separation at December 31, 2012, NEOs would be eligible to receive the amount otherwise payable to them for the 2012 plan year under the ESTIP. NEOs must be employed on the last day of the year to receive the full amount payable to them under the ESTIP. NEOs who retire during the year receive a pro-rated payment. Potential amounts and assumptions regarding the short-term incentive pay are included in the Potential Payments table on page 53.

Long-term performance awards

In the event of Long-Service Separation at December 31, 2012, NEOs would be eligible to receive amounts otherwise payable to them under the LTCPP feature of the Caterpillar Inc. 2006 Long-Term Incentive Plan. The NEOs' eligibility and award amount would be determined at the conclusion of the performance period, depending on the achievement of the established performance criteria. Potential amounts and assumptions regarding the long-term incentive pay are included in the "Potential Payments" table on page 53. These terms are applicable to all employees covered by these long-term plans.

Deferred compensation

The "2012 Nonqualified Deferred Compensation" table on page 50 describes unfunded, non-qualified deferred compensation plans that permit the deferral of salary, bonus and short-term cash performance awards by NEOs. These plans also provide for matching contributions by the Company. LTCPP pay may also be deferred, but is not eligible for a Company matching contribution.

NEOs are eligible to receive the amount in their deferred compensation accounts following termination under any termination scenario unless the NEO elects to further defer payment as permitted by the plans. The "Non-Qualified Deferred Compensation" column of the "Potential Payments" table assumes the NEO terminated employment at December 31, 2012, with no further deferral of payments.

Severance pay

Other than in accordance with the terms of existing compensation and benefit programs, and as described below with respect to Mr. Lavin, the Company is not obligated to provide any special severance payments to any NEOs.

As noted in the CD&A, in connection with Mr. Lavin's retirement, the Committee approved a stock option grant with an aggregate grant date value of $2.0 million, the accelerated vesting of Mr. Lavin's outstanding restricted stock and restricted stock unit awards (valued at approximately $548,000 as of December 31, 2012) and a supplemental pension benefit (valued at approximately $2,466,623 as of December 31, 2012). The supplemental pension benefit was equal to the difference between (i) the amount of pension benefits that would be payable to Mr. Lavin under the Caterpillar Inc. Retirement Income Plan and Caterpillar Inc. Supplemental Retirement Plan (collectively, the "Pension Plans") assuming that Mr. Lavin had earned 35 years of service for benefit accrual purposes under the Pension Plans and had attained age 65 as of his retirement date and (ii) the amount actually payable to Mr. Lavin under the Pension Plans. Mr. Lavin's receipt of the benefits described above were conditioned on Mr. Lavin retiring from the Company on December 31, 2012 and not resigning from the Company or being terminated by the Company for "cause" prior to the scheduled retirement date. The benefits were also conditioned on Mr. Lavin providing a general release of claims in favor of the Company and Mr. Lavin's agreement to various restrictive covenants, including covenants relating to non-competition, non-solicitation and cooperation.

Perquisites

In the event of Long-Service Separation, perquisites such as security may be provided to the NEO at the discretion of the Compensation Committee.

Pension benefits

The footnotes to the "2012 Pension Benefits" table on page 49 include a description of the defined benefit pension plans (qualified and non-qualified) in which the NEOs participate, including the years of credited service and the present value of each NEO's accumulated pension benefit. These pension benefits are available to management employees generally and are not quantified in the tabular information in the "Potential Payments" table.

Terms & Potential Payments — Change in Control

Change in control provisions within our long and short-term plans generally provide for accelerated vesting. Potential payment amounts and assumptions are included in the following "Potential Payments" table. These change in control provisions are designed so that employees are not harmed in the event of termination of employment without cause or for good reason within 12 months following a change in control. The provisions are intended to ensure that executives evaluate business opportunities in the best interests of stockholders. The terms are applicable to all employees covered by these plans, and there are no payments made for voluntary separation or termination for cause.

		Equity Awards		Incentive				
Name	**Termination Scenario**	**Stock Options/ SARs[1]**	**Restricted Stock/ RSUs[2]**	**Short-term Incentive[3]**	**Long-term Incentive[4]**	**Post Termination Benefits**	**Non-Qualified Deferred Compensation[5]**	**Total**
Douglas R. Oberhelman	Voluntary Separation/Resignation	$ —	$ —	$ —	$ —	—	$5,035,193	$ 5,035,193
	Long-Service Separation/Retirement	$8,647,676	$830,774	$2,132,166	$2,560,871	—	$5,035,193	$19,206,680
	Termination for Cause	$ —	$ —	$ —	$ —	—	$5,035,193	$ 5,035,193
	Change in Control	$8,647,676	$830,774	$4,000,000	$5,000,000	—	$5,035,193	$23,513,643
Richard P. Lavin	Voluntary Separation/Resignation	$ —	$ —	$ —	$ —	—	$2,251,055	$ 2,251,055
	Long-Service Separation/Retirement	$4,376,471	$547,876	$ 603,664	$ 622,655	—	$2,251,055	$ 8,401,721
	Termination for Cause	$ —	$ —	$ —	$ —	—	$2,251,055	$ 2,251,055
	Change in Control	$4,376,471	$547,876	$1,632,420	$1,245,310	—	$2,251,055	$10,053,132
Stuart L. Levenick	Voluntary Separation/Resignation	$ —	$ —	$ —	$ —	—	$7,587,625	$ 7,587,625
	Long-Service Separation/Retirement	$4,282,868	$448,677	$ 698,751	$ 909,396	—	$7,587,625	$13,927,317
	Termination for Cause	$ —	$ —	$ —	$ —	—	$7,587,625	$ 7,587,625
	Change in Control	$4,282,868	$448,677	$1,730,364	$1,818,791	—	$7,587,625	$15,868,325
Edward J. Rapp	Voluntary Separation/Resignation	$ —	$ —	$ —	$ —	—	$3,112,690	$ 3,112,690
	Long-Service Separation/Retirement	$ —	$725,662	$ 933,564	$ 834,876	—	$3,112,690	$ 5,606,792
	Termination for Cause	$ —	$ —	$ —	$ —	—	$3,112,690	$ 3,112,690
	Change in Control	$ —	$725,662	$1,655,514	$1,669,752	—	$3,112,690	$ 7,163,618
Gerard R. Vittecoq	Voluntary Separation/Resignation	$ —	$ —	$ —	$ —	—	$4,005,560	$ 4,005,560
	Long-Service Separation/Retirement	$4,109,553	$560,690	$1,408,606	$1,218,766	—	$4,005,560	$11,303,175
	Termination for Cause	$ —	$ —	$ —	$ —	—	$4,005,560	$ 4,005,560
	Change in Control	$4,109,553	$560,690	$2,288,257	$2,437,530	—	$4,005,560	$13,401,590
Steven H. Wunning	Voluntary Separation/Resignation	$ —	$ —	$ —	$ —	—	$5,292,117	$ 5,292,117
	Long-Service Separation/Retirement	$4,282,868	$583,092	$ 956,969	$ 922,338	—	$5,292,117	$12,037,384
	Termination for Cause	$ —	$ —	$ —	$ —	—	$5,292,117	$ 5,292,117
	Change in Control	$4,282,868	$583,092	$1,762,992	$1,844,675	—	$5,292,117	$13,765,744

Potential Payments Upon Termination or Change in Control

[1] In the event of termination of employment due to a change in control, maximum payout factors are assumed for amounts payable under the Caterpillar Inc. 2006 Long-Term Incentive Plan (LTIP) and ESTIP. Additionally, all unvested stock options, SARs, restricted stock and RSUs vest immediately. Stock options and SARs remain exercisable over the normal life of the grant. For valuation purposes, as of December 31, 2012, when the closing price of Caterpillar common stock was $89.61, the 2010 equity grant was in the money. The 2011 and 2012 grant prices were higher than the year-end closing price and, thus, both 2011 and 2012 grants were underwater. The 2010, 2011 and 2012 grants were not fully vested as of December 31, 2012. For separations due to long-service separation, death and disability, the life of the equity grant is reduced to a maximum of 60 months from the date of separation or 10 years from the original granting date, whichever date occurs first. For voluntary separations, the equity grant life is reduced to 60 days from the date of separation.

[2] The LTIP allows immediate vesting to occur on outstanding restricted stock and RSUs in the event of a change in control. The valuation shown is based upon the number of shares vesting multiplied by the closing price of Caterpillar common stock on December 31, 2012, which was $89.61 per share.

[3] ESTIP provisions provide for the maximum payout allowed under the plan in the event of a change in control. The plan provisions limit the payout to a maximum of $4.0 million in any single year. Amounts shown for change in control represent the maximum payout available under ESTIP for all NEOs. In the event of a voluntary separation or termination for cause before the completion of the performance period, ESTIP plan participants forfeit any benefit. Participants in ESTIP who separate due to long-service separation receive a prorated benefit based on the time of active employment during the performance period.

[4] The LTCPP provisions provide for maximum payout allowed for each open plan cycle in the event of a change in control. Participants who separate via a change in control receive a prorated benefit based on the time of active employment during the performance period. Change in control amounts shown for all NEOs represent a prorated benefit at maximum payout for plan cycles 2011-2013 and 2012-2014, both of which are open cycles as of December 31, 2012. Plan provisions in effect for the 2011-2013 and 2012-2014 performance cycles restrict Mr. Oberhelman's payout to $5.0 million per plan cycle. Participants who separate via a long-service separation receive a prorated benefit based on the time of active employment during the performance period. The amount shown for long-service separation is the NEO's prorated benefit based on a target payout for plan cycles 2011-2013 and 2012-2014, both of which were open cycles as of December 31, 2012. Participants forfeit any benefit upon a voluntary separation or a termination for cause that occurs prior to the completion of the performance cycle.

[5] Amounts assume termination or change in control separation occurring on December 31, 2012, with no further deferral of available funds.

Director Compensation

Compensation for non-employee directors is comprised of the following components:

Cash Retainer:	$150,000
Restricted Stock Grant (1 year vesting)	$100,000
Committee Chairman Stipend:	Audit $20,000
	Compensation $20,000
	Governance. $15,000
	Public Policy $15,000

Target ownership guidelines require directors to own Caterpillar common stock in the amount of two and one half times their annual compensation. Directors have a five-year period from the date of their election or appointment to meet the target ownership guidelines.

Under Caterpillar's Directors' Deferred Compensation Plan (DDCP), directors may defer 50 percent or more of their annual retainer and stipend in an interest-bearing account or an account representing equivalent shares of Caterpillar stock.

Directors appointed or elected to the Board of Directors prior to April 1, 2008, also participate in a Charitable Award Program. Under the program, a donation of up to $1.0 million will be made by the Company, in the director's name, in ten equal annual installments, with the first installment to be made as soon as practicable after the director's death. Of the total donation, half will be donated to the eligible tax-exempt organization(s) selected by the director, and the remainder will be directed to the Caterpillar Foundation. The maximum amount payable is $1.0 million on behalf of each eligible director. The sum is based on the director's length of service. The program is financed through the purchase of life insurance policies. Directors derive no financial benefit from the program. Premiums paid by the Company for this program are included in the following "2012 All Other Director Compensation Table."

Director Compensation for 2012

Director	Fees Earned or Paid in Cash	Stock Awards[1]	Option Awards[1]	All Other Compensation[2]	Total
David L. Calhoun	$150,000	$100,072	$ N/A	$ —	$250,072
Daniel M. Dickinson	$150,000	$100,072	$ N/A	$ 8,219	$258,291
Eugene V. Fife[3]	$165,000	$100,072	$ N/A	$ 1,500	$266,572
Juan Gallardo	$150,000	$100,072	$ N/A	$ 1,500	$251,572
David R. Goode	$170,004	$100,072	$ N/A	$26,608	$296,684
Jesse J. Greene, Jr.	$150,000	$100,072	$ N/A	$ 2,000	$252,072
Jon M. Huntsman, Jr.[3]	$112,500	$ —	$ N/A	$ 316	$112,816
Peter A. Magowan	$150,000	$100,072	$ N/A	$ 1,500	$251,572
Dennis A. Muilenburg	$150,000	$100,072	$ N/A	$ —	$250,072
William A. Osborn	$170,004	$100,072	$ N/A	$ 1,500	$271,576
Charles D. Powell	$165,000	$100,072	$ N/A	$ 1,500	$266,572
Edward B. Rust, Jr.	$151,250	$100,072	$ N/A	$38,557	$289,879
Susan C. Schwab	$150,000	$100,072	$ N/A	$ 9,000	$259,072
Joshua I. Smith	$150,000	$100,072	$ N/A	$ 1,500	$251,572
Miles D. White	$150,000	$100,072	$ N/A	$12,000	$262,072

[1] As of December 31, 2012, the number of vested and non-vested options (NQs), RSUs, Restricted Shares and Phantom Shares held by each individual serving as a non-employee director during 2012 was: Mr. Calhoun: 3,534 (which consists of 909 Restricted Shares and 2,625 Phantom Shares); Mr. Dickinson: 21,661 (which consists of 5,833 SARs, 909 Restricted Shares and 14,919 Phantom Shares); Mr. Fife: 16,909 (which consists of 16,000 NQs and 909 Restricted Shares); Mr. Gallardo: 54,598 (which consists of 24,000 NQs, 12,833 SARs, 909 Restricted Shares and 16,856 Phantom Shares); Mr. Goode: 86,670 (which consists of 16,000 NQs, 12,833 SARs, 909 Restricted Shares and 56,928 Phantom Shares); Mr. Greene: 909 Restricted Shares; Mr. Huntsman: 0; Mr. Magowan: 59,766 (which consists of 16,000 NQs, 12,833 SARs, 909 Restricted Shares and 30,024 Phantom Shares); Mr. Muilenburg: 909 Restricted Shares; Mr. Osborn: 13,983 (which consists of 12,833 SARs, 909 Restricted Shares and 241 Phantom Shares); Mr. Powell: 37,983 (which consists of 24,000 NQs, 12,833 SARs, 909 Restricted Shares and 241 Phantom Shares); Mr. Rust: 42,728 (which consists of 8,000 NQs, 12,833 SARs, 909 Restricted Shares and 20,986 Phantom Shares); Ms. Schwab: 2,556 (which consists of 909 Restricted Shares and 1,647 Phantom Shares); Mr. Smith: 30,083 (which consists of 14,000 NQs, 12,833 SARs, 909 Restricted Shares and 2,341 Phantom Shares); and Mr. White: 1,732 (which consists of 909 Restricted Shares and 823 Phantom Shares). Mr. Calhoun, Mr. Dickinson, Mr. Gallardo, Mr. Goode, Mr. Magowan, Ms. Schwab and Mr. Rust deferred 100 percent of their 2012 retainer fee into the Directors' Deferred Compensation Plan. Mr. White deferred 50 percent of his 2012 retainer fee into the Directors' Deferred Compensation Plan.

[2] All Other Compensation represents Company matching gift contributions and premium cost, plus administrative fees associated with the Directors' Charitable Award Program. Outside directors are eligible to participate in the Caterpillar Foundation Matching Gift Program. The Foundation will match contributions to eligible two-year or four-year colleges or universities, arts and cultural institutions, public policy and environmental organizations, up to a maximum of $2,000 per eligible organization per calendar year. The amounts listed represent the named directors' year 2012 insurance premium and administrative fee. For directors whose policy premiums are fully paid, the amount included represents only the administrative fee of $1,500. Directors who joined the Board after April 1, 2008 are not eligible to participate in this program. The amounts shown also include incidental travel related expenses for accompanying spouses or other immediate family members in connection with Board meetings or Company business.

[3] Mr. Fife retired from the Board on December 31, 2012 and Mr. Huntsman was elected to the Board on April 11, 2012. Mr. Huntsman was elected to the Board after the 2012 equity grant date.

2012 All Other Director Compensation Table

Director	Company Matching Gift Contributions[1]	Directors' Charitable Award Program — Insurance Premiums, Administrative Costs and Other Benefits[2]	Total
David L. Calhoun	$ —	$ N/A	$ —
Daniel M. Dickinson	$ 4,000	$ 4,219	$ 8,219
Eugene V. Fife	$ —	$ 1,500	$ 1,500
Juan Gallardo	$ —	$ 1,500	$ 1,500
David R. Goode	$24,769	$ 1,839	$26,608
Jesse J. Greene, Jr.	$ 2,000	$ N/A	$ 2,000
Jon M. Huntsman, Jr.	$ —	$ 316	$ 316
Peter A. Magowan	$ —	$ 1,500	$ 1,500
Dennis A. Muilenburg	$ —	$ N/A	$ —
William A. Osborn	$ —	$ 1,500	$ 1,500
Charles D. Powell	$ —	$ 1,500	$ 1,500
Edward B. Rust, Jr.	$ 6,000	$32,557	$38,557
Susan C. Schwab	$ 9,000	$ N/A	$ 9,000
Joshua I. Smith	$ —	$ 1,500	$ 1,500
Miles D. White	$12,000	$ N/A	$12,000

[1] Outside directors are eligible to participate in the Caterpillar Foundation Matching Gift Program. The Foundation will match contributions to eligible two-year or four-year colleges or universities, arts and cultural institutions, public policy and environmental organizations, up to a maximum of $2,000 per eligible organization per calendar year.

[2] The amounts listed represent the named directors' year 2012 insurance premium and administrative fee of $1,500 (which for Mr. Rust was $32,557). Mr. Calhoun, Mr. Greene, Mr. Huntsman, Mr. Muilenburg, Ms. Schwab and Mr. White are not eligible to participate in this program, as they joined the Board after the program was eliminated for new participants. The amounts shown also include incidental travel related expenses for accompanying spouses or other immediate family members in connection with Board meetings or Company business.

Compensation Risk

The Compensation Committee regularly reviews the Company's compensation policies and practices, including the risks created by the Company's compensation plans. In addition, the Company also conducted a review of its compensation plans and related risks to the Company. The Company reviewed its analysis with the Compensation Committee, and the Compensation Committee concluded that the compensation plans reflected the appropriate compensation goals and philosophy. Based on this review and analysis, the Company has concluded that any risks arising from the Company's compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Other Matters

Section 16(a) Beneficial Ownership Reporting Compliance

Based on a review of our records, we believe that all reports required to be filed during 2012 pursuant to Section 16(a) of the Securities Exchange Act of 1934 were filed on a timely basis, except that due to an administrative error by the Company one report for Susan Schwab reflecting one transaction was not filed on time.

Matters Raised at the Annual Meeting not Included in this Statement

We do not know of any matters to be acted upon at the Annual Meeting other than those discussed in this statement. If any other matter is properly presented, proxy holders will vote on the matter in their discretion.

Stockholder Proposals and Director Nominations for the 2014 Annual Meeting

A proposal for action or the nomination of a director to be presented by any stockholder at the 2014 annual meeting of stockholders will be acted on only:

- If the proposal is to be included in our proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the proposal is received at the office of the Corporate Secretary on or before January 2, 2014;

- If the proposal or the nomination of a director is not to be included in the proxy statement, the proposal is received at the office of the Corporate Secretary no earlier than February 12, 2014 and no later than April 13, 2014.

In each case, your proposal or nomination must be delivered in the manner and accompanied by the information required in our bylaws. You may request a copy of the bylaws by writing to Caterpillar Inc. c/o Corporate Secretary at 100 NE Adams Street, Peoria, Illinois 61629. They are also available on our website at www.caterpillar.com/governance. Stockholder proposals or director nominations should also be sent to the Corporate Secretary at the above address. Additionally, we request that you send a copy to the following facsimile number: 309-494-1467.

Access to Form 10-K

On written request, we will provide, without charge to each record or beneficial holder of Caterpillar common stock as of April 15, 2013, a copy of our Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC, including the financial statements and schedules thereto. Written requests should be directed to Caterpillar Inc. c/o Corporate Secretary at 100 NE Adams Street, Peoria, Illinois 61629.

Admission and Ticket Request Procedure

Admission

Admission is limited to stockholders on April 15, 2013 and one immediate family member, or one individual designated as a stockholder's authorized proxy holder or one representative designated in writing to present a stockholder proposal. In each case, the individual must have an admission ticket and valid government issued photo identification to be admitted to the Annual Meeting. In addition, share ownership will be verified. For ownership verification provide:

Registered Stockholders

Option A
- Name(s) of stockholder,
- Address,
- Phone number, and
- Social security number or stockholder account key; **or**

Option B
- A copy of your proxy card or notice showing stockholder name and address

Also include:
- Name of immediate family member guest, if not a stockholder
- Name of authorized proxy representative, if applicable
- Address where tickets should be mailed and phone number

Street Name Holders

One of the following:
- A copy of your April brokerage account statement showing Caterpillar stock ownership as of the record date (4/15/13); or
- A letter from your broker, bank or other nominee verifying your record date (4/15/13) ownership; or
- A copy of your brokerage account voting instruction card showing stockholder name and address

Also include:
- Name of immediate family member guest, if not a stockholder
- Name of authorized proxy representative, if applicable
- Address where tickets should be mailed and phone number

Ticket Request Deadline

Ticket requests must include all information specified in the applicable table above and be submitted in writing and received by Caterpillar on or before May 27, 2013. No requests will be processed after that date.

To Submit a Request

Submit ticket requests by mail to Caterpillar Inc. c/o Corporate Secretary, 100 NE Adams Street, Peoria, Illinois 61629-6490 or by facsimile to 309-494-1467. Ticket requests by telephone will not be accepted.

Authorized Proxy Representative

A stockholder may appoint a representative to attend the Annual Meeting and/or vote on his/her behalf. The admission ticket must be requested by the stockholder but will be issued in the name of the authorized representative. Individuals holding admission tickets that are not issued in their name will not be admitted to the Annual Meeting. The stockholder information specified below and a written proxy authorization must accompany the ticket request.

Proponent of a Stockholder Proposal

For each stockholder proposal included in this proxy statement, the stockholder sponsor should notify the Company in writing of the individual authorized to present the proposal on behalf of the stockholder at the Annual Meeting. One admission ticket will be issued for the designated representative.

Media

Accredited members of the media must register with the Company prior to the Annual Meeting. To register, please contact Jim Dugan by phone 309-494-4100 or e-mail (Dugan_Jim@CAT.com).

Analysts

Analysts must register with the Company prior to the Annual Meeting. To register, please contact Rich Moore by phone 309-675-4549 or e-mail (CATir@CAT.com).